UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Condensed Interim Financial Statements

For the six-month period ended on June 30, 2026, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME6

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS24

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. MUTUAL FUNDS31

11. ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.31

12. FINANCIAL RISK FACTORS35

13. ECONOMIC CONTEXT ON GROUP´S OPERATIONS35

14. TURNOVER TAX36

15. REPURCHASE OF TREASURY SHARES37

16. STOCK OPTIONS PLAN38

17. FOREIGN TRADE FINANCE FACILITATION PROGRAM39

18. SUBSEQUENT EVENTS39

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS41

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED46

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING48

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING49

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT50

SCHEDULE F – INVESTMENT PROPERTIES51

SCHEDULE G - INTANGIBLE ASSETS52

SCHEDULE H – CONCENTRATION OF DEPOSITS53

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS54

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY55

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES56

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION62

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME63

SEPARATE INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME65

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY66

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW68

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION69

2. CASH AND DUE FROM BANKS73

3. FAIR VALUES74

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES75

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME76

6. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES77

7. LOAN AND DEBT ESTIMATED TERMS80

8. CAPITAL STOCK80

9. FINANCIAL RISK FACTORS82

10. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS82

11. STOCK OPTIONS PLAN82

12. ECONOMIC CONTEXT ON GROUP´S OPERATIONS83

13. SUBSEQUENT EVENTS83

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES85

SCHEDULE G - INTANGIBLE ASSETS86

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY87

Consolidated Condensed Interim Financial Statements

For the six-month period ended on June 30, 2026, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 51 started on January 1st, 2026
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2026

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
380,933,642	B: Non endorsable, common shares of a nominal value	1	1	380,934	380,934
442,671,830				442,672	442,672

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	06/30/2026	12/31/2025
Cash and due from banks	4 and 5	1,392,292,237	1,868,584,239
Cash		176,250,141	243,821,885
Financial institutions and correspondents		1,211,903,127	1,564,038,798
Argentine Central Bank		1,133,962,081	1,412,011,094
Other local and financial institutions		77,941,046	152,027,704
Others		4,138,969	60,723,556
Debt Securities at fair value through profit or loss	4. 7.1 and A	428,099,131	291,538,183
Derivatives	4 and 7.2	2,236,977	11,580,176
Reverse Repo transactions	4 and 7.3	221,369,476	4,273,074
Other financial assets	4. 7.4 and 5	153,868,516	70,073,925
Loans and other financing	4.7.5 and B	4,100,532,629	4,400,523,004
To the non-financial public sector		8,137,087	10,207,008
To the financial sector		542,066,564	387,992,944
To the Non-Financial Private Sector and Foreign residents		3,550,328,978	4,002,323,052
Other debt securities	4. 7.6 and A	1,173,157,536	960,894,349
Financial assets pledged as collateral	4. 7.7 and 11.2	551,881,462	811,426,858
Assets for current income taxes		8,552,170	-
Investments in equity instruments	4 and A	8,060,026	6,667,162
Property, plant, and equipment	F	151,272,932	155,005,890
Investment property	F	105,972,783	108,185,607
Intangible assets	G	260,847,243	270,891,456
Deferred income tax assets		107,415,787	93,088,391
Other non-financial assets	7.8	57,461,720	51,359,455
TOTAL ASSETS		8,723,020,625	9,104,091,769

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION As of June 30, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2026	12/31/2025
LIABILITIES
Deposits	4, 7.9 and H	5,970,756,673	5,981,210,331
Non-financial public sector		237,871,934	153,396,378
Financial sector		533,813	869,350
Non-financial private sector and foreign residents		5,732,350,926	5,826,944,603
Liabilities at fair value through profit or loss	4 and 7.10	81,983,620	810,804
Repo Transactions	4 and 7.15	319,290,027	459,685,209
Other financial liabilities	4 and 7.11	283,415,538	327,486,748
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	562,128,725	561,787,902
Unsubordinated debt securities	4 and 11.5	102,878,309	204,324,263
Current income tax liability		-	517,345
Provisions	7.13	14,859,803	16,230,867
Deferred income tax liabilities		2,225,676	-
Other non-financial liabilities	7.14	204,149,411	374,181,962
TOTAL LIABILITIES		7,541,687,782	7,926,235,431

SHAREHOLDERS' EQUITY
Capital stock		437,731	437,731
Paid in capital		851,999,301	851,999,301
Capital Adjustments		91,152,858	91,152,858
Own shares in portfolio		4,941	6,680
Comprehensive adjustment of shares in portfolio		3,477,821	4,702,554
Cost of treasury stock		(15,243,138)	(18,117,765)
Reserve		245,655,014	301,039,811
Retained earnings		(31,735)	12,844
Other comprehensive income		8,368,882	2,477,983
Net (loss) for the period		(5,371,246)	(56,766,551)
Shareholders' Equity attributable to owners of the parent company		1,180,450,429	1,176,945,446
Shareholders' Equity attributable to non-controlling interests		882,414	910,892
TOTAL SHAREHOLDERS' EQUITY		1,181,332,843	1,177,856,338
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,723,020,625	9,104,091,769

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	Six-month period ending on		Three-month period ending on
		06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interest income	7.16	928,720,704	910,491,700	442,962,760	485,900,598
Interest expenses	7.17	(445,062,750)	(444,992,523)	(186,311,789)	(230,459,800)
Net interest income		483,657,954	465,499,177	256,650,971	255,440,798
Service fee income	7.20	140,348,686	154,911,916	69,204,824	73,446,225
Service fee expenses	7.21	(31,310,758)	(34,264,976)	(15,377,938)	(17,156,032)
Income from insurance activities	9	18,871,831	22,294,136	9,478,461	10,317,461
Net Service Fee Income		127,909,759	142,941,076	63,305,347	66,607,654
Subtotal		611,567,713	608,440,253	319,956,318	322,048,452
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	59,003,990	63,827,716	55,621,021	31,034,694
Result from derecognition of assets measured at amortized cost	7.19	11,000,387	4,780,038	10,366,384	(788,514)
Exchange rate difference on gold and foreign currency		12,764,542	(8,797,397)	(28,095,016)	(8,736,448)
Subtotal		82,768,919	59,810,357	37,892,389	21,509,732
Other operating income	7.22	40,805,524	33,554,028	20,767,528	16,657,814
Result from exposure to changes in the purchasing power of the currency		(76,443,601)	(98,578,793)	(32,020,884)	(39,298,152)
Loan loss provisions		(140,190,887)	(104,437,276)	(68,003,778)	(59,386,781)
Net operating income		518,507,668	498,788,569	278,591,573	261,531,065
Personnel expenses	7.23	(238,024,633)	(197,381,267)	(119,330,881)	(101,161,816)
Administration expenses	7.24	(125,787,349)	(118,859,045)	(62,683,750)	(60,291,266)
Depreciations and impairment of non-financial assets	7.25	(47,963,106)	(41,118,723)	(24,260,452)	(20,915,149)
Other operating expenses	7.26	(111,349,399)	(108,711,749)	(53,067,523)	(60,864,106)
Operating (loss) / income		(4,616,819)	32,717,785	19,248,967	18,298,728
(loss)/Income before taxes from continuing operations		(4,616,819)	32,717,785	19,248,967	18,298,728
Income tax		(788,817)	(2,051,319)	(6,407,643)	258,705
Net (loss) /income for the period		(5,405,636)	30,666,466	12,841,324	18,557,433
Net (loss) /income for the period attributable to owners of the parent company		(5,371,246)	29,405,976	12,843,567	18,167,859
Net (loss) /income for the period attributable to non-controlling interests		(34,390)	1,260,490	(2,243)	389,574

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

NUMERATOR
Net income for the period attributable to owners of the parent company	(5,371,246)	29,405,976	12,843,567	18,167,859
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(5,371,246)	29,405,976	12,843,567	18,167,859

DENOMINATOR
Weighted average of common shares outstanding for the period	437,731	437,731	437,731	437,731
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	437,731	437,731	437,731	437,731

Basic Income per share	(12.27)	67.18	29.34	41.50
Diluted Income per share	(12.27)	67.18	29.34	41.50

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

During the period ending June 30, 2026, the Group reported a net loss. Therefore, 2,717 shares were excluded from the calculation of the diluted loss per share due to their antidilutive effect. Conversely, the individual quarter reported a net profit; however, for earnings per share purposes, the cumulative result is considered, which is why the basic and diluted loss per share are equal.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net (loss) / income for the period	(5,405,636)	30,666,466	12,841,324	18,557,433
Components of Other Comprehensive Income not to be reclassified to profit or loss
Loss from equity instruments at fair value through other comprehensive income	(63,433)	(91,380)	(135,601)	(1,552)
Result of the period from equity instrument at fair value through other comprehensive income	(97,589)	(140,584)	(208,618)	(2,387)
Income tax	34,156	49,204	73,017	835
Total Other Comprehensive Income not to be reclassified to profit or loss	(63,433)	(91,380)	(135,601)	(1,552)
Components of Other Comprehensive Income that will be reclassified to the profit or loss for the period
Foreign currency translation differences for the financial statements	(175,859)	1,882,748	196,873	1,405,148
Foreign currency translation differences for the period	(175,859)	1,882,748	196,873	1,405,148
Income / (Loss) from financial instrument at fair value through changes in other comprehensive income	6,133,870	(11,327,520)	4,387,868	(8,452,044)
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	9,382,478	(17,403,369)	6,702,708	(12,960,454)
Income tax	(3,248,608)	6,075,849	(2,314,840)	4,508,410
Total Other Comprehensive Income / (Loss) to be reclassified to profit or loss	5,958,011	(9,444,772)	4,584,741	(7,046,896)
Total Other Comprehensive Income / (Loss)	5,894,578	(9,536,152)	4,449,140	(7,048,448)
Other comprehensive income/ (loss) attributable to owners of the parent company	5,888,666	(9,524,638)	4,445,047	(7,040,050)
Other comprehensive income/ (loss) attributable to non-controlling interests	5,912	(11,514)	4,093	(8,398)
Total Comprehensive Income	488,942	21,130,314	17,290,464	11,508,985
Comprehensive income/(loss) attributable to owners of the parent company	517,420	19,881,338	17,288,614	11,127,809
Other comprehensive (loss)/ income attributable to non-controlling interests	(28,478)	1,248,976	1,850	381,176

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury Shares (1)	Inflation adjustment of treasury shares (1)	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance at the beginning of the period	437,731	91,152,858	851,999,301	6,680	4,702,554	(18,117,765)	28,459,909	272,579,902	2,238,639	7,882,209	(7,642,865)	(56,753,707)	1,176,945,446	910,892	1,177,856,338
Derecognition of equity instruments measured at VR OCI	-	-	-	-	-	-	-	-	-	-	2,233	(2,233)	-	-	-
Share-based payments	-	-	-	-	-	-	-	2,987,563	-	-	-	-	2,987,563	-	2,987,563
Consideration of results approved by the General Shareholders' Meeting held on April 23, 2026:
Absorption of reserves	-	-	-	-	-	-	-	(56,724,205)	-	-	-	56,724,205	-	-	-
Expitarion of treasury shares	-	-	-	(1,739)	(1,224,733)	2,874,627	-	(1,648,155)	-	-	-	-	-	-	-
Result of the period	-	-	-	-	-	-	-	-	-			(5,371,246)	(5,371,246)	(34,390)	(5,405,636)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(175,859)	6,064,525		5,888,666	5,912	5,894,578
Balance on June 30, 2026	437,731	91,152,858	851,999,301	4,941	3,477,821	(15,243,138)	28,459,909	217,195,105	2,238,639	7,706,350	(1,576,107)	(5,402,981)	1,180,450,429	882,414	1,181,332,843

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

(1)	See Note 15 of these condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance at the beginning of the period	437,731	91,152,858	851,999,301	18,991	13,368,213	(32,536,323)	18,854,788	124,506,946	2,145,863	3,666,541	(1,264,690)	192,072,945	1,264,423,164	1,673,528	1,266,096,692
Derecognition of equity instruments measured at VR OCI	-	-	-	-	-	-	-	-	-	-	(42,344)	42,344	-	-	-
Consideration of results approved by the General Shareholders' Meeting held on April 22, 2025:
Constitution of reserves	-	-	-	-	-	-	9,605,121	144,076,835	-	-	-	(153,681,956)	-	-	-
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(38,420,490)	(38,420,490)	-	(38,420,490)
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	29,405,976	29,405,976	1,260,490	30,666,466
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	1,882,748	(11,407,386)	-	(9,524,638)	(11,514)	(9,536,152)
Balance on June 30, 2025	437,731	91,152,858	851,999,301	18,991	13,368,213	(32,536,323)	28,459,909	268,583,781	2,145,863	5,549,289	(12,714,420)	29,418,819	1,245,884,012	2,922,504	1,248,806,516

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	06/30/2025
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) / income for the period before Income Tax	(4,616,819)	32,717,785

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	47,963,106	41,118,723
Uncollectibility charge	140,190,887	104,437,276
Other adjustments
-Exchange rate difference on gold and foreign currency	(12,764,542)	8,797,397
- Interests from loans and other financing	(928,720,704)	(910,491,700)
- Interests from deposits and financing received	445,062,750	444,992,523
-Net income from financial instruments at fair value through profit or loss	(59,003,990)	(63,827,716)
-Result from derecognition of financial assets measured at amortized cost	(11,000,387)	(4,780,038)
-Result from exposure to changes in the purchasing power of the currency	76,443,601	98,578,793
-Interest on liabilities for financial leases	2,265,401	2,147,916
-Allowances reversed	(10,664,378)	(4,757,050)
- Share-based payments	2,987,563	-

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(49,152,483)	145,913,794
Derivatives	9,343,199	(2,505,620)
Repo transactions	(217,096,402)	-
Loans and other financing
To the non-financial public sector	2,069,921	(4,225,245)
To the other financial entities	(154,073,620)	(4,121,775)
To the non-financial sector and foreign residents (*)	1,251,188,269	306,755,115
Other debt securities	(212,263,187)	(272,012,270)
Financial assets pledged as collateral	259,545,396	5,560,220
Investments in Equity Instruments	(1,392,864)	-
Other assets (*)	(112,662,313)	31,961,286

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	84,475,556	(8,686,458)
Financial sector	(335,537)	93,485
Private non-financial sector and foreign residents	(538,553,712)	250,948,807
Liabilities at fair value through profit or loss	81,172,816	-
Derivatives	-	(2,665,393)
Repo Transactions	(140,395,182)	21,994,570
Other liabilities (*)	(217,315,111)	(37,276,658)
Income Tax paid	(25,174,504)	(22,456,746)

TOTAL OPERATING ACTIVITIES (A)	(292,477,270)	158,211,021

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(23,821,867)	(29,432,760)
Purchase of liability or equity instruments issued by other entities	-	(5,793,651)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	06/30/2025
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	2,161,851	10,814,930

TOTAL INVESTING ACTIVITIES (B)	(21,660,016)	(24,411,481)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(8,131,937)	(8,439,302)
Unsubordinated debt securities	(129,524,172)	(62,143,630)
Financing received from Argentine Financial Institutions	(19,429,429,173)	(1,345,251,778)
Dividends paid	-	(38,420,490)

Collections:
Unsubordinated debt securities	26,975,503	450,807,878
Financing received from Argentine Financial Institutions	19,429,769,996	1,399,344,245

TOTAL FINANCING ACTIVITIES (C)	(110,339,783)	395,896,923

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (D)	232,116,049	54,767,564

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(279,917,800)	(192,174,726)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	(472,278,820)	392,289,301
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 5)	2,031,050,635	1,172,399,844
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 5)	1,558,771,815	1,564,689,145

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Foreign Residents", "Other Assets" and "Other Liabilities" as of June 30, 2026, 7,706,822 leased property usage rights were eliminated, relating to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A. U. F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Supervielle Securities S.A.U. , IOL Holding S.A. and IOL Agente de Valores S.A. As of December 31, 2025, the consolidated financial statements of Grupo Supervielle have also been consolidated with Bolsillo Digital S.A.U. (see Note 1.3).

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 10, 2026.

1.1.	Preparation basis

These interim condensed consolidated financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 10,853 million and 13,032 million would have been recorded in the Group's equity as of June 30, 2026 and December 31, 2025, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied to the matters mentioned, the Group's equity would have recorded a net reduction in income tax of 512 million and 12,640 million as of June 30, 2026, and December 31, 2025, respectively.

In accordance with IAS 34, interim financial information includes an explanation of the events and transactions, occurring since the end of the last annual reporting period, that are significant for understanding the changes in the Group's financial position, financial performance and cash flows, with the aim of updating the information corresponding to the latest financial statements for the annual period ended December 31, 2025 (hereinafter "annual financial statements"). For these reasons, these interim condensed consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, and therefore, for a proper understanding of the information included therein, they should be read in conjunction with the annual financial statements.

The Group's Management has concluded that these financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated interim condensed financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of  June 30, 2026 have been restated.

1.1.3Comparative information

The balances for the period ended December 31, 2025, and the six months period ended June 30, 2025 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said period. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of June 30, 2026.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2025 and June 30, 2025 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the period ended June 30, 2026 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended June 30, 2026:

(a)	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they update the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments were effective for fiscal years beginning on or after January 1, 2026, and no significant impacts have occurred.

The changes that have not entered into force as of June 30, 2026:

(a) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements exposure is being assessed.

(b) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted. The Group does not expect any impact from the implementation of this standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”).
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measuring ECL, compared to those reported in the financial statements as of December 31, 2025.

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The amount of financial assets included in the attached table represents the maximum exposure to credit risk of those assets, including unused overdraft facilities and unused credit card balances:

Loan Type	June 30, 2026			Total
	ECL Staging
	Stage 1	Stage 2	Stage 3
Promissory notes	823,847,004	12,379,435	17,495,198	853,721,637
Unsecured corporate loans	385,832,497	35,325,157	60,768,767	481,926,421
Overdrafts	512,072,762	17,675,488	25,194,392	554,942,642
Mortgage loans	285,441,743	140,187,367	7,580,137	433,209,247
Automobile and other secured loans	212,924,262	28,388,081	29,314,385	270,626,728
Personal loans	284,043,812	148,478,816	49,328,451	481,851,079
Credit cards	861,767,237	199,524,594	34,934,930	1,096,226,761
Foreign Trade Loans	848,364,274	51,410,918	32,661,156,00	932,436,348
Other financing	377,221,603	9,498,325	2,716,188,00	389,436,116
Other receivables from financial transactions	7,881,250	3,451,242	127,938	11,460,430
Receivables from financial leases	121,645,042	7,169,345	4,688,273	133,502,660
Total	4,721,041,486	653,488,768	264,809,815	5,639,340,069

1.2.8 Credit risk provision

Allowances for loan losses recognized in the period/year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period/year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the period/year, as well as write-offs for withdrawn financial instruments;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period/year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the period/year and application of provisions related to assets withdrawn from the balance sheet during the period/year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period/year due to the factors indicated below as of June 30, 2026 and December 31, 2025:

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2025	49,987,767	64,113,236	162,884,504	276,985,507
Transfers:
From Stage 1 to Stage 2	(5,277,317)	18,933,634	-	13,656,317
From Stage 1 to Stage 3	(1,235,906)	-	27,239,656	26,003,750
From Stage 2 to Stage 3	-	(8,969,386)	26,739,188	17,769,802
From Stage 2 to Stage 1	2,441,938	(7,576,331)	-	(5,134,393)
From Stage 3 to Stage 2	-	358,599	(4,080,017)	(3,721,418)
From Stage 3 to Stage 1	56,719	-	(3,436,414)	(3,379,695)
Additions	11,371,098	-	-	11,371,098
Collections	(15,801,576)	(22,237,143)	(5,674,296)	(43,713,015)
Accruals	15,728	11,351,044	107,033,328	118,400,100
Withdrawn financial assets	(463,543)	(2,060,694)	(122,092,953)	(124,617,190)
Exchange Differences and Others	39,791	24,233	56,713	120,737
Result from exposure to changes in the purchasing power of money	(7,171,837)	(9,128,034)	(17,043,357)	(33,343,228)
Allowances for loan losses as of 06/30/2026	33,962,862	44,809,158	171,626,352	250,398,372

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2024	33,800,334	20,625,016	27,654,733	82,080,083
Transfers:
From Stage 1 to Stage 2	(3,354,337)	23,417,998	-	20,063,661
From Stage 1 to Stage 3	(623,594)	-	25,083,691	24,460,097
From Stage 2 to Stage 3	-	(467,286)	4,991,071	4,523,785
From Stage 2 to Stage 1	1,459,173	(2,927,681)	-	(1,468,508)
From Stage 3 to Stage 2	-	32,268	(591,766)	(559,498)
From Stage 3 to Stage 1	6,855	-	(488,136)	(481,281)
Additions	29,633,794	-	-	29,633,794
Collections	(10,898,367)	(7,991,879)	(15,642,466)	(34,532,712)
Accruals	8,591,337	36,193,819	190,048,730	234,833,886
Withdrawn financial assets	(902,726)	(1,202,969)	(62,579,085)	(64,684,780)
Portfolio sale	-	-	(3,768,792)	(3,768,792)
Exchange Differences and Others	313,775	1,297,831	266,480	1,878,086
Result from exposure to changes in the purchasing power of money	(8,038,477)	(4,863,881)	(2,089,956)	(14,992,314)
Allowances for loan losses as of 12/31/2025	49,987,767	64,113,236	162,884,504	276,985,507

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2025	4,397,290,600	307,794,296	220,360,007	4,925,444,903
Transfers:
From Stage 1 to Stage 2	(308,132,307)	308,132,307	-	-
From Stage 1 to Stage 3	(38,658,586)	-	38,658,586	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2025	4,397,290,600	307,794,296	220,360,007	4,925,444,903
From Stage 2 to Stage 3	-	(37,520,658)	37,520,658	-
From Stage 2 to Stage 1	56,064,384	(56,064,384)	-	-
From Stage 3 to Stage 2	-	6,094,985	(6,094,985)	-
From Stage 3 to Stage 1	4,112,906	-	(4,112,906)	-
Additions	2,287,956,814	-	-	2,287,956,814
Collections	(2,046,105,658)	(64,721,237)	(5,726,616)	(2,116,553,511)
Interest accruals	80,234,499	126,403,168	131,430,430	338,068,097
Withdrawn financial assets	(463,543)	(2,060,694)	(122,092,953)	(124,617,190)
Portfolio sale	-	-	-	-
Exchange Differences and Others	14,359,365	181,461	197,315	14,738,141
Result from exposure to changes in the purchasing power of money	(635,319,494)	(44,260,052)	(25,329,721)	(704,909,267)
Assets Before Allowances as of 06/30/2026	3,811,338,980	543,979,192	264,809,815	4,620,127,987

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2024	3,660,411,011	118,605,549	44,561,072	3,823,577,632
Transfers:				-
From Stage 1 to Stage 2	(127,606,022)	127,606,022	-	-
From Stage 1 to Stage 3	(29,898,058)	-	29,898,058	-
From Stage 2 to Stage 3	-	(4,472,300)	4,472,300	-
From Stage 2 to Stage 1	27,421,853	(27,421,853)	-	-
From Stage 3 to Stage 2	-	694,079	(694,079)	-
From Stage 3 to Stage 1	1,167,113	-	(1,167,113)	-
Additions	3,089,140,137	-	-	3,089,140,137
Collections	(1,700,921,792)	(38,238,578)	(18,095,894)	(1,757,256,264)
Interest accruals	164,191,932	155,406,783	231,564,801	551,163,516
Withdrawn financial assets	(902,726)	(1,202,969)	(62,579,085)	(64,684,780)
Sale of portfolio	-	-	(3,768,792)	(3,768,792)
Exchange Differences and Others	192,813,501	5,179,683	2,313,271	200,306,455
Result from exposure to changes in the purchasing power of money	(878,526,349)	(28,362,120)	(6,144,532)	(913,033,001)
Assets Before Allowances as of 12/31/2025	4,397,290,600	307,794,296	220,360,007	4,925,444,903

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	823,847,004	12,379,435	17,495,198	853,721,637
Unsecured corporate loans	385,832,497	35,325,157	60,768,767	481,926,421
Overdrafts	229,589,602	10,489,962	25,194,392	265,273,956
Mortgage loans	285,441,743	140,187,367	7,580,137	433,209,247
Automobile and other secured loans	212,924,262	28,388,081	29,314,385	270,626,728
Personal loans	284,043,812	148,478,816	49,328,451	481,851,079
Credit card loans	234,547,891	97,200,544	34,934,930	366,683,365
Foreign Trade Loans	848,364,274	51,410,918	32,661,156,00	932,436,348
Other financings	377,221,603	9,498,325	2,716,188,00	389,436,116
Other receivables from financial transactions	7,881,250	3,451,242	127,938	11,460,430
Receivables from financial leases	121,645,042	7,169,345	4,688,273	133,502,660
Subtotal	3,811,338,980	543,979,192	264,809,815	4,620,127,987
Allowances for loan losses	(33,962,862)	(44,809,158)	(171,626,352)	(250,398,372)
Total	3,777,376,118	499,170,034	93,183,463	4,369,729,615

	As of December 31, 2025			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	787,318,189	9,297,738	15,585,513	812,201,440
Unsecured corporate loans	447,065,025	21,255,570	34,107,446	502,428,041
Overdrafts	427,051,421	7,133,048	15,775,950	449,960,419

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	As of December 31, 2025			Total
	Mortgage loans	418,754,800	8,529,977		6,991,071	434,275,848
Automobile and other secured loans	251,862,585	43,733,090	33,565,670	329,161,345
Personal loans	383,771,087	129,334,730	61,220,609	574,326,426
Credit card loans	328,349,798	71,651,130	36,333,975	436,334,903
Foreign Trade Loans	872,696,239	11,384,649	10,218,434	894,299,322
Other financings	346,312,823	1,518,271	1,823,156	349,654,250
Other receivables from financial transactions	13,621,304	903,698	20,544	14,545,546
Receivables from financial leases	120,487,329	3,052,395	4,717,639	128,257,363
Subtotal	4,397,290,600	307,794,296	220,360,007	4,925,444,903
Allowances for loan losses	(49,987,767)	(64,113,236)	(162,884,504)	(276,985,507)
Total	4,347,302,833	243,681,060	57,475,503	4,648,459,396

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2026		12/31/2025
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U. F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlled	Gral Dr. Arturo J Baliñas 1145 Piso 6. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2026		12/31/2025
				Direct	Direct and Indirect	Direct	Direct and Indirect
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U. (in dissolution) (3)	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Securities S.A.U. (2)	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 06/30/26 and 12/31/25.

(2)  On July 6, 2026, at an Extraordinary General Meeting, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the IGJ as of the date of presentation of these financial statements.

(3)  On March 11, 2026, by means of Act No. 89, the board of directors of Bolsillo Digital S.A.U. (in dissolution) decided on the early dissolution and liquidation of the company. On May 29, 2026, the liquidation of the company's remaining assets was carried out, and as of the date of issuance of these consolidated interim condensed financial statements, the liquidation process is pending registration with the IGJ (General Inspectorate of Justice).

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated condensed interim financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Assessment of expected credit loss

The model's most significant judgments relate to making assumptions about macroeconomic scenarios to determine the forward-looking factor. A high degree of uncertainty is involved in making estimates using assumptions, which are highly subjective.

Note 1.2 provides further details on how the forecast for expected credit losses (ECL) is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has exercised judgment in identifying indicators of impairment for property, plant and equipment and amortizable intangible assets. The Group has not identified any indications of impairment for any of the periods/years presented in the consolidated condensed interim financial statements, and therefore no recoverable amount has been estimated.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings.

Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e)	Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and share performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 16.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Superville’s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 5,500,000
-	“Small and Medium Size Companies", companies that record annual sales of over 5,500,000 up to 25,000,000
●	Corporate Baking Segment:
-	Medium and Big Companies that record annual sales over 25,000,000 up to 34,000,000
-	Big Companies that record annual sales of over 34,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U. and non-financial products through Espacio Cordial Servicios S.A.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During 2025, changes have been made to the basis for allocating the cost of capital to the Bank's various segments. The comparative information presented in this note has been adjusted for comparability purposes.

The following chart includes information by segment as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2026
Interest income	470,533,967	230,647,369	213,246,594	2,148,352	7,957,186	4,187,236	928,720,704
Interest expenses	(121,279,696)	(66,537,300)	(253,310,815)	(385,956)	(3,866,942)	317,959	(445,062,750)
Distribution of results by Treasury	(131,866,306)	(107,500,641)	239,366,947	-	-	-	-
Net interest income	217,387,965	56,609,428	199,302,726	1,762,396	4,090,244	4,505,195	483,657,954
Services Fee Income	80,014,127	13,241,532	5,207,711	-	44,586,297	(2,700,981)	140,348,686
Services Fee Expenses	(21,461,964)	(2,264,540)	(4,115,016)	-	(3,656,012)	186,774	(31,310,758)
Income from insurance activities	-	-	-	16,331,699	-	2,540,132	18,871,831
Net Service Fee Income	58,552,163	10,976,992	1,092,695	16,331,699	40,930,285	25,925	127,909,759
Subtotal	275,940,128	67,586,420	200,395,421	18,094,095	45,020,529	4,531,120	611,567,713
Net income from financial instruments at fair value through profit or loss	60,009	756,346	35,682,377	4,401,708	17,918,276	185,274	59,003,990
Income from withdrawal of assets rated at amortized cost	-	-	10,581,407	-	-	418,980	11,000,387
Exchange rate difference on gold and foreign currency	4,331,735	68,436	8,352,657	(60)	(218,819)	230,593	12,764,542
Subtotal	4,391,744	824,782	54,616,441	4,401,648	17,699,457	834,847	82,768,919
Result from exposure to changes in the purchasing power of the currency	(80,287)	-	(51,524,289)	(5,186,456)	(13,858,875)	(5,793,694)	(76,443,601)
Other operating income	28,121,274	6,600,120	1,026,970	105,360	8,254,849	(3,303,049)	40,805,524
Loan loss provisions	(129,786,704)	(10,178,573)	(232,566)	-	6,554	402	(140,190,887)
Net operating income	178,586,155	64,832,749	204,281,977	17,414,647	57,122,514	(3,730,374)	518,507,668
Personnel expenses	(181,162,482)	(27,967,022)	(10,936,038)	(2,414,072)	(14,957,659)	(587,360)	(238,024,633)
Administration expenses	(94,770,755)	(12,313,556)	(5,103,223)	(549,385)	(14,087,839)	1,037,409	(125,787,349)
Depreciations and impairment of non-financial assets	(31,816,108)	(8,666,645)	(6,053,495)	(373,407)	(378,407)	(675,044)	(47,963,106)
Other operating expenses	(60,661,462)	(25,600,857)	(24,302,693)	(82,258)	(3,437,565)	2,735,436	(111,349,399)
Operating income	(189,824,652)	(9,715,331)	157,886,528	13,995,525	24,261,044	(1,219,933)	(4,616,819)
Result from associates and joint ventures	-	-	-	-	10,922,132	(10,922,132)	-
Result before taxes	(189,824,652)	(9,715,331)	157,886,528	13,995,525	35,183,176	(12,142,065)	(4,616,819)
Income tax	65,723,679	3,222,424	(58,037,563)	(4,560,414)	(7,199,096)	62,153	(788,817)
Net (loss) / income	(124,100,973)	(6,492,907)	99,848,965	9,435,111	27,984,080	(12,079,912)	(5,405,636)
Net (loss) / income for the year attributable to owners of the parent company	(124,100,973)	(6,492,907)	99,848,965	9,435,111	27,984,080	(12,045,522)	(5,371,246)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	(34,390)	(34,390)
Other comprehensive (loss) / income	-	-	5,805,334	-	(175,859)	265,103	5,894,578
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	5,805,334	-	(175,859)	259,191	5,888,666
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	5,912	5,912
Comprehensive (loss) / income for the period	(124,100,973)	(6,492,907)	105,654,299	9,435,111	27,808,221	(11,814,809)	488,942
Comprehensive (loss) / income attributable to owners of the parent company	(124,100,973)	(6,492,907)	105,654,299	9,435,111	27,808,221	(11,786,331)	517,420
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	(28,478)	(28,478)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2026
Cash and due from banks	176,538,435	3,568,105	1,149,303,274	19,468	63,269,318	(406,363)	1,392,292,237
Debt securities at fair value through profit or loss	9,500,321	-	332,310,073	23,555,224	62,733,513	-	428,099,131
Loans and other financing	1,882,972,903	2,163,286,037	53,889,738	26,774	2,332,533	(1,975,356)	4,100,532,629
Other debt securities	-	-	1,113,587,497	7,034,780	6,277,697	46,257,562	1,173,157,536
Other Assets	323,456,918	49,811,752	1,129,332,808	17,824,125	201,206,456	(92,692,967)	1,628,939,092
Total Assets	2,392,468,577	2,216,665,894	3,778,423,390	48,460,371	335,819,517	(48,817,124)	8,723,020,625

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2026
Deposits	2,560,634,106	820,133,644	2,590,295,498	-	-	(306,575)	5,970,756,673
Financing received from the Argentine Central Bank and others financial institutions	392,785	35,546	561,702,688	-	1,464,708	(1,467,002)	562,128,725
Negotiable bonds issued	-	-	102,878,309	-	-	-	102,878,309
Other liabilities	243,664,164	62,488,817	540,255,900	13,962,226	83,155,674	(37,602,706)	905,924,075
Total Liabilities	2,804,691,055	882,658,007	3,795,132,395	13,962,226	84,620,382	(39,376,283)	7,541,687,782

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2025
Interest income	496,519,473	152,045,735	255,075,044	190,451	5,158,297	1,502,700	910,491,700
Interest expenses	(80,580,172)	(69,293,349)	(281,202,472)	(339,498)	(13,742,634)	165,602	(444,992,523)
Distribution of results by Treasury	(198,234,973)	(38,631,902)	236,866,875	-	-	-	-
Net interest income	217,704,328	44,120,484	210,739,447	(149,047)	(8,584,337)	1,668,302	465,499,177
Services Fee Income	93,953,269	10,459,442	1,157,357	-	52,975,654	(3,633,806)	154,911,916
Services Fee Expenses	(29,570,535)	(1,583,819)	(1,020,432)	-	(2,259,453)	169,263	(34,264,976)
Income from insurance activities	-	-	-	18,969,661	-	3,324,475	22,294,136
Net Service Fee Income	64,382,734	8,875,623	136,925	18,969,661	50,716,201	(140,068)	142,941,076
Subtotal	282,087,062	52,996,107	210,876,372	18,820,614	42,131,864	1,528,234	608,440,253
Net income from financial instruments at fair value through profit or loss	176,230	2,109,114	34,761,029	3,812,392	22,556,169	412,782	63,827,716
Income from withdrawal of assets rated at amortized cost	-	-	4,792,913	-	-	(12,875)	4,780,038
Exchange rate difference on gold and foreign currency	2,353,207	(971)	(11,206,351)	15,593	(2,718)	43,843	(8,797,397)
NIFFI And Exchange Rate Differences	2,529,437	2,108,143	28,347,591	3,827,985	22,553,451	443,750	59,810,357
Result from exposure to changes in the purchasing power of the currency	(477,305)	-	(80,659,130)	(5,392,516)	(10,909,096)	(1,140,746)	(98,578,793)
Other operating income	19,538,894	6,094,276	2,852,554	105,981	8,171,378	(3,209,055)	33,554,028
Loan loss provisions	(103,723,222)	(172,315)	(543,865)	-	-	2,126	(104,437,276)
Net operating income	199,954,866	61,026,211	160,873,522	17,362,064	61,947,597	(2,375,691)	498,788,569
Personnel expenses	(147,146,237)	(25,357,513)	(11,821,995)	(1,792,468)	(11,627,778)	364,724	(197,381,267)
Administration expenses	(92,686,802)	(9,334,629)	(6,587,251)	(529,947)	(11,478,775)	1,758,359	(118,859,045)
Depreciations and impairment of non-financial assets	(29,465,628)	(7,648,161)	(2,636,737)	(443,332)	(249,378)	(675,487)	(41,118,723)
Other operating expenses	(77,880,989)	(17,750,660)	(13,584,263)	(78,035)	(3,771,356)	4,353,554	(108,711,749)
Operating income	(147,224,790)	935,248	126,243,276	14,518,282	34,820,310	3,425,459	32,717,785
Result from associates and joint ventures	-	-	-	-	12,443,731	(12,443,731)	-
Result before taxes	(147,224,790)	935,248	126,243,276	14,518,282	47,264,041	(9,018,272)	32,717,785
Income tax	53,083,852	50,864	(38,253,789)	(4,490,839)	(11,367,237)	(1,074,170)	(2,051,319)
Net (loss) / income	(94,140,938)	986,112	87,989,487	10,027,443	35,896,804	(10,092,442)	30,666,466
Net (loss) / income for the year attributable to owners of the parent company	(94,140,938)	986,112	87,989,487	10,027,443	35,896,804	(11,352,932)	29,405,976
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	1,260,490	1,260,490
Other comprehensive (loss) / income	-	-	(11,307,380)	-	1,882,748	(111,520)	(9,536,152)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(11,307,380)	-	1,882,748	(100,006)	(9,524,638)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(11,514)	(11,514)
Comprehensive (loss) / income for the year	(94,140,938)	986,112	76,682,107	10,027,443	37,779,552	(10,203,962)	21,130,314
Comprehensive (loss) / income attributable to owners of the parent company	(94,140,938)	986,112	76,682,107	10,027,443	37,779,552	(11,452,938)	19,881,338
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	1,248,976	1,248,976

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2025
Cash and due from banks	240,627,799	12,990,063	1,474,073,271	19,530	142,395,613	(1,522,037)	1,868,584,239
Debt securities at fair value through profit or loss	2,512,435	8,825,104	190,636,571	17,480,374	74,347,505	(2,263,806)	291,538,183
Loans and other financing	2,211,539,956	2,143,338,957	43,573,952	-	3,219,686	(1,149,547)	4,400,523,004
Other debt securities	-	-	884,077,020	7,484,076	53,278,480	16,054,773	960,894,349
Other Assets	235,200,925	43,265,423	1,204,155,296	17,261,690	183,093,974	(100,425,314)	1,582,551,994
Total Assets	2,689,881,115	2,208,419,547	3,796,516,110	42,245,670	456,335,258	(89,305,931)	9,104,091,769

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2025
Deposits	2,533,501,766	1,396,944,999	2,053,641,279	-	-	(2,877,713)	5,981,210,331
Financing received from the Argentine Central Bank and others financial institutions	260,101	8,326	561,544,956	-	595,504	(620,985)	561,787,902
Negotiable bonds issued	-	-	208,972,610	-	-	(4,648,347)	204,324,263
Other liabilities	202,678,405	88,528,973	572,566,748	11,203,802	204,230,094	99,704,913	1,178,912,935
Total Liabilities	2,736,440,272	1,485,482,298	3,396,725,593	11,203,802	204,825,598	91,557,868	7,926,235,431

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period/year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of June 30, 2026 and December 31, 2025 are detailed below:

Instrument portfolio as of 06/30/2026	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	423,910,393	4,188,738	-	428,099,131
- Derivatives	-	2,236,977	-	2,236,977
- Other financial assets	52,976,532	-	-	52,976,532
- Other debt securities	267,110,726	74,983,049	-	342,093,775
- Investments in Equity Instruments	6,522,386		1,537,640	8,060,026
Total Assets	750,520,037	81,408,764	1,537,640	833,466,441
Liabilities
- Liabilities at fair value through profit or loss	81,983,620	-	-	81,983,620
- Other financial liabilities	245,783,271	-	-	245,783,271
Total Liabilities	327,766,891	-	-	327,766,891

Instrument portfolio as of 12/31/2025	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	284,156,098	7,382,085	-	291,538,183
- Derivatives	-	11,580,176	-	11,580,176
- Other financial assets	54,694,499	-	-	54,694,499
- Other debt securities	73,876,689	41,344,898	-	115,221,587
- Investments in Equity Instruments	5,031,706	-	1,635,456	6,667,162
Total Assets	417,758,992	60,307,159	1,635,456	479,701,607
Liabilities
- Liabilities at fair value through profit or loss	810,804	-	-	810,804
- Other financial liabilities	317,437,238	-	-	317,437,238
Total Liabilities	318,248,042	-	-	318,248,042

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

FV level 3	12/31/2025	Transfers	Additions	Disposals	P/L	06/30/2026
Assets
- Investments in equity instruments	1,635,456	-	-	(227)	(97,589)	1,537,640

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (A3 Market, Bolsar or secondary) through the linear interpolation of them. The Entity has used this technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the A3 Market and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is A3 Market, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument, unless it is a Level 1 instrument. Otherwise, the difference will be recognized in profit or loss from the inception date.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2026 and December 31,2025:

Other Financial Instruments as of 06/30/2026	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,392,292,237	1,392,292,237	1,392,292,237	-	-
-Other financial assets	100,891,984	100,891,984	100,891,984	-
-Loans and other financing	4,100,532,629	4,371,900,106	-	-	4,371,900,106
-Reverse Repo Transactions	221,369,476	221,369,476	221,369,476
-Other Debt Securities	831,063,761	836,202,457	836,202,457		-
-Financial assets in as guarantee	551,881,462	552,555,843	552,555,843		-
	7,198,031,549	7,475,212,103	3,103,311,997	-	4,371,900,106
Financial Liabilities
-Deposits	5,970,756,673	5,977,968,580	-	-	5,977,968,580
-Other financial liabilities	37,632,267	37,632,267	37,632,267	-	-
- Repo transactions	319,290,027	319,290,027	319,290,027	-	-
-Financing received from the B.C.R.A. and other financial institutions	562,128,725	529,829,965	-	-	529,829,965
- Negotiable bonds issued	102,878,309	100,478,336	100,478,336	-	-
	6,992,686,001	6,965,199,175	457,400,630	-	6,507,798,545

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,868,584,239	1,868,584,239	1,868,584,239	-	-
-Other financial assets	15,379,426	15,379,426	15,379,426	-	-
-Loans and other financing	4,400,523,004	4,687,868,892	-	-	4,687,868,892
-Reverse Repo Transactions	4,273,074	4,273,074	4,273,074	-	-
- Other Debt Securities	845,672,762	836,103,564	836,103,564	-	-
-Financial assets pledged as collateral	811,426,858	795,355,265	795,355,265	-	-
	7,945,859,363	8,207,564,460	3,519,695,568	-	4,687,868,892
Financial Liabilities
-Deposits	5,981,210,331	6,002,084,442	-	-	6,002,084,442
-Other financial liabilities	10,049,510	10,049,510	10,049,510	-	-
-Repo transactions	459,685,209	459,685,209	459,685,209	-	-
-Finances received from the B.C.R.A. and other financial institutions	561,787,902	529,501,573	-	-	529,501,573
- Negotiable bonds issued	204,324,263	206,130,710	206,130,710	-	-
	7,217,057,215	7,207,451,444	675,865,429	-	6,531,586,015

5.	CASH AND DUE FROM BANKS

The composition of cash on June 30, 2026  and December 31,2025 is as follows:

Items	06/30/2026	12/31/2025	06/30/2025	12/31/2024
Cash and due from banks	1,392,292,237	1,868,584,239	1,461,189,977	1,003,685,081
Central Bank Bills and Notes for proprietary portfolio with quote	163,734,003	155,438,945	97,680,199	168,102,364

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Money Market Funds	2,745,575	7,027,451	5,818,969	612,399
Cash and cash equivalents	1,558,771,815	2,031,050,635	1,564,689,145	1,172,399,844

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2026	12/31/2025	06/30/2025	12/31/2024
Cash and due from Banks
As per Statement of Financial Position	1,392,292,237	1,868,584,239	1,461,189,977	1,003,685,081
As per the Statement of Cash Flows	1,392,292,237	1,868,584,239	1,461,189,977	1,003,685,081
Debt securities at fair value through profit or loss
As per Statement of Financial Position	428,099,131	291,538,183	241,376,853	404,766,263
Securities not considered as cash equivalents	(264,365,128)	(136,099,238)	(143,696,654)	(236,663,899)
As per the Statement of Cash Flows	163,734,003	155,438,945	97,680,199	168,102,364
Other financial assets
As per Statement of Financial Position – Other financial assets	153,868,516	70,073,925	52,436,451	46,063,431
Other financial assets not considered as cash	(151,122,941)	(63,046,474)	(46,617,482)	(45,451,032)
As per the Statement of Cash Flow	2,745,575	7,027,451	5,818,969	612,399

The reconciliation of funding activities as of June 30, 2026 and December 31, 2025 is presented below:

Items	Balances at 12/31/2025	Cash Flows		Other non-cash movements	Balances at 06/30/2026
		Collections	Payments
Unsubordinated debt securities	204,324,263	26,975,503	(129,524,172)	1,102,715	102,878,309
Financing received from the Argentine Central Bank and other financial institutions	561,787,902	19,429,769,996	(19,429,429,173)	-	562,128,725
Lease Liabilities	14,367,478	-	(8,131,937)	8,559,140	14,794,681
Total	780,479,643	19,456,745,499	(19,567,085,282)	9,661,855	679,801,715

6.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, whose registered address is 330 Reconquista Street, Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle's stake in the Group's capital is 25.28% as of June 30, 2026, and 25.28% as of December 31, 2025. His voting rights within the Group are 52.10% as of June 30, 2026, and 51.97% as of December 31, 2025.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	06/30/2026	12/31/2025
Aggregate total financial exposure	5,197,404	11,951,227
Number of beneficiary related parties	73	72
(a) individuals	59	59
(b) companies	14	13
Average total financial exposure	71,197	165,989
Higher individual exposure	1,480,177	7,133,142

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	06/30/2026	12/31/2025
7.1 Debt securities at fair value through profit or loss
Government securities	360,643,337	271,591,978
Corporate securities	67,454,242	19,946,205
BCRA Notes	1,552	-
	428,099,131	291,538,183
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	2,236,977	11,580,176
	2,236,977	11,580,176
7.3 Repo Transactions
Financial debtors for active passes of public securities	221,248,158	-
Financial debtors for stock market collateral transactions	-	4,264,518
Accrued interest receivable for active repos	121,318	8,556
	221,369,476	4,273,074
7.4 Other financial assets
Participation Certificates in Financial Trusts	244,801	429,503
Investments in Asset Management and Other Services	2,544,479	6,425,131
Other investments	6,697,195	9,694,148
Receivable from spot sales pending settlement	100,647,183	15,072,279
Several debtors	42,313,028	38,391,729
Miscellaneous debtors for credit card operations	1,859,498	710,147
Allowances	(437,668)	(649,012)
	153,868,516	70,073,925
7.5 Loans and other financing
Non-financial public sector	8,137,087	10,207,008
Overdrafts	7,914,850	6,456,192
Promissory notes	164,780	224,963
Credit card loans	57,457	61,535
Other	-	3,464,318
Other financial entities	542,066,564	387,992,944
Overdrafts	-	223
Unsecured corporate loans	505,408,976	368,164,659
Promissory notes	4,801,370	4,741,064
Credit card loans	5,895	8,643
Other	32,739,322	15,581,452
Less: allowances (Schedule R)	(888,999)	(503,097)
Non-financial private sector and foreign residents	3,550,328,978	4,002,323,052
Loans	3,651,337,975	4,131,974,240
Overdrafts	257,359,106	443,504,004
Unsecured corporate loans	348,312,661	444,036,781
Promissory notes	476,960,271	497,462,014
Mortgage loans	433,209,247	434,275,848

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	12/31/2025
Automobile and other secured loans	270,626,728	329,161,345
Personal loans	481,851,079	574,326,426
Credit card loans	366,620,013	436,264,725
Foreign trade loans	932,436,348	894,299,322
Other	84,883,607	81,934,128
IFRS adjustments	(921,085)	(3,290,353)
Receivables from financial leases	130,947,008	125,741,866
Receivables from financial leases	133,502,660	128,257,363
IFRS adjustments	(2,555,652)	(2,515,497)
Other loans through financial intermediation	11,460,430	14,545,546
Less: allowances (Schedule R)	(243,416,435)	(269,938,600)
	4,100,532,629	4,400,523,004

As of June 30, 2026 and December 31, 2025 the Group also retains the following potential liabilities:
	06/30/2026	12/31/2025
Other guarantees given	94,555,876	108,893,405
Responsibilities for foreign trade operations	19,309,621	19,164,432
Promissory notes	25,386,044	13,848,765
Overdrafts	582,943	899,046
Total Eventual Responsibilities	139,834,484	142,805,648
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	06/30/2026	12/31/2025
Guarantees received	1,437,657,521	1,595,117,888

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

	06/30/2026	12/31/2025
7.6 Other debt securities
Negotiable obligations	89,589,074	86,728,508
Debt securities from financial trusts	48,667,325	27,441,372
Government securities	911,338,452	840,868,654
Securities issued by Argentine Central Bank	106,083,123	1,686,942
Others	17,799,622	4,544,117
Allowances for loan losses (Schedule R)	(320,060)	(375,244)
	1,173,157,536	960,894,349
The movements in the provision for uncollectibility of other debt securities are detailed in Schedule R.

7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	128,109,679	488,810,547
Special guarantees accounts in the Argentine Central Bank	70,957,149	90,400,591
Deposits in guarantee	352,814,634	232,215,720
	551,881,462	811,426,858
7.8 Other non-financial assets
Other miscellaneous assets	24,019,399	23,333,751
Loans to employees	599,035	4,912,123
Payments in advance	18,906,854	15,826,768
Works of art and collector´s pieces	838,683	839,671
Retirement plan	102,266	84,406
Other non-financial assets	9,911,863	3,250,865
Insurance contract asset (Note 9)	3,083,620	3,111,871
	57,461,720	51,359,455

7.9 Deposits
Non-financial sector	237,871,934	153,396,378
Financial sector	533,813	869,350

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

06/30/2026	12/31/2025
Current accounts	389,538,128	703,924,016
Special checking accounts	1,439,648,661	2,052,158,982
Savings accounts	1,245,086,354	1,181,407,678
Time deposits and investments accounts	2,557,635,768	1,644,460,568
Investment accounts	15,722,005	155,462,782
Others	54,863,282	60,649,960
Interest and adjustments	29,856,728	28,880,617
5,970,756,673	5,981,210,331

7.10 Liabilities at fair value through profit or loss
Obligations for transactions in third-party securities in pesos	70,834,277	810,804
Obligations for transactions in third-party securities in foreign exchange	11,149,343	-
81,983,620	810,804

7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	69,142,226	81,147,584
Collections and other operations on behalf of third parties	179,554,151	224,525,964
Unpaid fees	7,105	12,539
Financial guarantee contracts	108,694	231,745
Lease liability	14,794,681	14,367,478
Others financial liabilities	19,808,681	7,201,438
283,415,538	327,486,748
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	180,285,113	121,720,134
Financing received from international institutions	381,843,612	440,067,768
562,128,725	561,787,902
7.13 Provisions
Other contingencies	9,086,925	10,062,301
Provision for unused balances of credit cards (Schedule R)	4,464,415	4,561,298
Provision for eventual commitments (Schedule R)	571,430	412,551
Provision for revocable agreed current account advances (Schedule R)	737,033	1,194,717
14,859,803	16,230,867
7.14 Other non-financial liabilities
Payroll and social securities	99,158,768	190,014,913
Sundry creditors	29,265,653	71,300,103
Taxe payable	53,957,133	94,886,973
Social security payment orders pending settlement	4,578,751	4,913,524
Contribution to the deposit guarantee fund	992,416	906,651
Other non-financial liabilities	2,815,449	247,831
Liability for reinsurance contracts (Note 9)	337,435	632,642
Obligations under a stock option plan	13,043,806	11,279,325
204,149,411	374,181,962
7.15 Repo transactions
Financial creditors for passive passes of public securities	319,224,093	458,013,482
Accrued interest to be paid on passive passes	65,934	1,671,727
319,290,027	459,685,209

Six-month period ending on	Three-month period ending on

06/30/2026	06/30/2025	06/30/2026	06/30/2025
7.16 Interest income
Interest on overdrafts	57,549,182	43,106,814	21,128,740	24,145,898
Interest on promissory notes	60,916,724	77,326,097	25,327,341	39,602,827
Interest on personal loans	146,898,347	171,821,721	70,007,563	89,586,971
Interest on corporate unsecured loans	91,654,289	98,887,133	43,733,745	50,970,350
Interest on credit card loans	55,762,885	48,630,055	25,923,915	27,473,408
Interest on mortgage loans	83,893,163	75,777,236	42,410,493	41,041,646

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	12/31/2025
Interest on automobile and other secured loans	73,042,012	89,182,740	34,947,565	45,709,600
Interest on foreign trade loans and other secured loans	34,158,027	14,638,705	16,404,774	7,426,445
Interest on financial leases	26,826,308	26,080,435	13,672,415	13,706,131
Interest on public and private securities measured at amortized cost	222,744,588	261,163,508	108,065,415	143,767,804
Others	75,275,179	3,877,256	41,340,794	2,469,518
	928,720,704	910,491,700	442,962,760	485,900,598
7.17 Interest Expenses
Interest on current accounts deposits	87,834,948	184,028,606	27,469,600	99,465,083
Interest on time deposits	227,639,795	200,977,967	112,478,673	93,661,815
Interest on other financial liabilities	87,446,437	35,900,443	28,399,582	24,284,139
Interest from the financial sector	823,480	1,673,733	339,536	712,619
Others	41,318,090	22,411,774	17,624,398	12,336,144
	445,062,750	444,992,523	186,311,789	230,459,800
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	86,608,785	60,091,699	46,182,680	26,896,903
Result of instruments issued by the BCRA.	2,803,986	307,113	3,037,535	95,125
Derivatives	(30,408,781)	3,428,904	6,400,806	4,042,666
	59,003,990	63,827,716	55,621,021	31,034,694

7.19 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	11,000,387	4,780,038	10,366,384	(788,514)
	11,000,387	4,780,038	10,366,384	(788,514)
7.20 Service Fees Income
Commissions from deposit accounts	51,240,062	56,104,803	25,191,293	27,417,123
Commissions from credit and debit cards	31,869,995	32,114,284	15,348,235	16,067,616
Commissions from loans operations	199,407	872,766	56,685	178,537
Commissions from miscellaneous operations	55,982,232	64,635,179	28,113,963	29,197,924
Others	1,056,990	1,184,884	494,648	585,025
	140,348,686	154,911,916	69,204,824	73,446,225
7.21 Services Fees expenses
Commissions paid	30,435,572	33,290,854	14,931,175	16,717,368
Export and foreign currency operations	875,186	974,122	446,763	438,664
	31,310,758	34,264,976	15,377,938	17,156,032
7.22 Other operating incomes
Reversal off allowances for loan losses and assets written down	10,664,378	4,757,050	5,985,058	2,299,447
Rental from safety boxes	6,084,610	4,880,768	3,081,305	2,566,696
Commissions from trust services	115,701	111,244	79,846	51,745
Other credits adjustments	2,478,461	3,230,939	1,305,206	1,547,413
Sale of Used Goods	4,341	-	4,341	-
Punitive interest	5,940,429	3,831,321	2,879,126	2,293,031
Others	15,517,604	16,742,706	7,432,646	7,899,482
	40,805,524	33,554,028	20,767,528	16,657,814
7.23 Personnel expenses
Payroll and social securities	225,067,428	184,291,983	114,096,642	94,711,588
Others expenses	12,957,205	13,089,284	5,234,239	6,450,228
	238,024,633	197,381,267	119,330,881	101,161,816

7.24 Administration expenses
Directors´ and statutory auditors ‘fees	2,926,189	3,207,658	1,758,399	1,787,640
Professional fees	27,988,634	29,376,700	14,052,494	14,059,176
Advertising and publicity	15,913,212	9,043,269	7,940,066	5,522,846
Taxes	31,021,646	29,012,306	15,196,750	14,661,483
Maintenance, security and services	30,127,512	30,955,519	14,669,186	15,040,540
Rent	111,659	99,100	47,390	52,823
Others	17,698,497	17,164,493	9,019,465	9,166,758
	125,787,349	118,859,045	62,683,750	60,291,266

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	12/31/2025

7.25 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	6,254,897	6,418,073	3,054,305	3,176,910
Depreciation of other non-financial assets	5,078,426	4,596,032	2,542,930	2,317,012
Amortization of intangible assets (Schedule G)	29,641,468	23,273,760	15,122,598	11,969,874
Depreciation of right-of-use assets (Schedule F)	6,895,338	6,806,822	3,451,353	3,427,721
Loss from sale or impairment of property, plant and equipment	92,977	24,036	89,266	23,632
	47,963,106	41,118,723	24,260,452	20,915,149
7.26 Other operating expenses
Credit card related promotions	17,549,071	13,060,474	9,030,384	7,146,762
Gross income tax	69,699,499	65,732,978	31,570,493	33,970,148
Result on initial recognition of loans	2,869,380	6,303,960	1,378,451	3,944,225
Loan and credit card balance adjustments	3,502,352	1,974,283	1,359,518	1,765,383
Interest on liabilities for finance leases	2,265,401	2,147,916	1,190,224	971,222
Coverage services	100,258	115,699	50,985	46,367
Deposit guarantee fund contributions	5,393,714	4,270,820	2,602,039	2,217,916
Charge for uncollectible miscellaneous receivables and for other provisions	3,444,968	5,661,400	1,893,234	3,370,691
Other provisions	1,227,492	669,517	912,418	297,952
Other	5,297,264	8,774,702	3,079,777	7,133,440
	111,349,399	108,711,749	53,067,523	60,864,106

8.	CONSIDERATIONS OF RESULTS

The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 23, 2026 approved the allocation of profits for the year ending December 31, 2025 against the optional reserve for thousands of pesos 56,724,205.

9.	INSURANCE

9.1   Assets and liabilities related to insurances activities

The following details the opening of assets and liabilities of insurance contracts as of June 30, 2026 and December 31, 2025. Insurance results for the fiscal periods ending on that date are also detailed:

	06/30/2026	12/31/2025
Insurance contract assets
Assets for remaining coverage	3,087,104	3,319,945
Liabilities for incurred claim - present value of future cash flow	(427,978)	(748,412)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(39,729)	(85,723)
Net balance	2,619,397	2,485,810
Insurance contract liabilities
Assets for remaining coverage	1,616,601	1,777,055
Liabilities for incurred claim - present value of future cash flow	(1,678,836)	(2,127,713)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(161,371)	(198,519)
Net balance	(223,606)	(549,177)
Reinsurance contracts assets
Assets/(Liabilities) for remaining coverage	179,010	2,898
Claims incurred for contracts under PAA	114,648	381,273
Net balance	293,658	384,171
Reinsurance contracts liabilities
Liabilities for remaining coverage	(2,000)	—
Incurred claims for contracts under PAA	—	—
Net Balance	(2,000)	—
Balances from brokers operations
Assets from brokers transaction	170,565	241,890
Liabilities from brokers transaction	(111,829)	(83,465)
Net Balance	58,736	158,425

Assets	3,083,620	3,111,871
Liabilities	(337,435)	(632,642)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

9.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of June 30, 2026 and 2025 is as follows:

	Six-month period ending on		Three-month period ending on

	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Insurance revenue from contracts measured under the PAA	25,432,463	32,720,915	12,555,261	15,391,436
Insurance revenue	25,432,463	32,720,915	12,555,261	15,391,436
Incurred claims	(4,159,836)	(6,230,342)	(1,796,370)	(2,760,676)
Acquisition and administrative expenses	(7,629,039)	(9,564,752)	(3,901,906)	(4,850,518)
Insurance service expenses	(11,788,875)	(15,795,094)	(5,698,276)	(7,611,194)
Allocation of reinsurance premium	(284,548)	(236,075)	(126,389)	(76,201)
Amounts receivable from reinsurers for claims incurred	(44,729)	153,202	23,097	(79,859)
Net expenses from reinsurance contracts held	(329,277)	(82,873)	(103,292)	(156,060)
Insurance service result – IFRS 17	13,314,311	16,842,948	6,753,693	7,624,182
Broker activities operations	5,557,520	5,451,188	2,724,768	2,693,279
Income from insurance activities	18,871,831	22,294,136	9,478,461	10,317,461

10.	MUTUAL FUNDS

As of June 30, 2026, and December 31, 2025, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Premier Renta C.P. Pesos	809,108,109	991,253,176	807,433,603	988,524,333	18,507,629,065	19,804,672,281
Premier Renta Plus en Pesos	4,119,428	5,044,952	4,103,837	4,957,302	23,257,582	26,806,879
Premier Renta Fija Ahorro	193,119,691	126,224,609	191,216,622	123,694,038	2,923,500,092	1,689,201,074
Premier Renta Fija Crecimiento	3,512,871	4,540,164	3,509,618	4,536,188	554,277,366	819,321,553
Premier Renta Variable	14,869,452	17,985,747	14,816,846	17,869,049	10,325,718	11,054,818
Premier FCI Abierto Pymes	19,336,937	18,862,625	19,302,057	17,697,861	152,195,370	138,990,435
Premier Commodities	9,749,742	11,497,786	9,673,011	10,697,937	22,864,847	24,543,351
Premier Capital	35,961,095	20,281,874	35,527,121	19,739,557	198,037,507	113,633,582
Premier Inversión	165,056	679,293	161,177	674,660	13,605,876	53,914,673
Premier Renta Mixta	16,010,525	19,122,218	12,283,027	15,384,419	199,521,787	223,735,897
Premier Rta Mixta en USD	14,512,651	16,385,347	14,474,674	16,339,706	9,309,968	9,519,900
Premier Performance en USD	52,276,166	84,488,031	51,897,167	84,090,967	19,448,409	29,454,473
Premier Global USD	78,878	130,169	67,232	120,763	67,868	84,820
Premier Estratégico	11,445,290	10,652,235	11,332,007	10,641,755	378,681,194	341,690,142
Premier FCI Sustentable ASG	708,346	1,035,586	703,961	1,029,642	160,737,730	219,149,510
Premier Corto Plazo en USD	62,415,806	34,776,932	62,400,423	34,768,634	41,549,616	20,236,593

11.	ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the Deposit Guarantee Insurance System to cover the risk of bank deposits in addition to the system of privileges and protection provided for in the Financial Institutions Law.

Decree No. 1127/98 of September 24, 1998, established the maximum coverage limit of the guarantee system, extending to demand and time deposits in pesos and/or foreign currency. Until December 31, 2022, this limit was $1,500, as established by Communication “A” 6973. Effective January 1, 2023, with the issuance of Communication “A” 7661, the limit was increased to $6,000. Effective April 1, 2024, with the implementation of Communication “A” 7985, the new limit is set at $25,000. As of April 1, 2026, with the validity of Communication “A” 8407, the limit is set at $50,000.

The following are not included in this regime: deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances, or guarantees, and demand deposits agreed upon at a rate higher than that periodically established by the Central Bank of Argentina (BCRA) based on the daily survey conducted by said institution (*), as well as time deposits and investments that exceed by 1.3 times said rate or the reference rate plus 5 percentage points,

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

whichever is higher (*). Also excluded are deposits whose ownership has been acquired through endorsement and investments that offer incentives in addition to the interest rate. The system has been implemented through the creation of a fund called "Deposit Guarantee Fund" (FGD), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the B.C.R.A. and the financial entities in the proportion that this institution determines for each of them based on the contributions made to the aforementioned fund.

(*) Effective April 17, 2020, pursuant to Communication “A” 6460, the following exclusions apply: Demand deposits with agreed-upon interest rates higher than the reference rates, and time deposits and investments exceeding 1.3 times that rate or the reference rate plus five percentage points – whichever is higher – except for fixed-term deposits in pesos agreed upon at the minimum annual nominal rate published by the Central Bank of Argentina (BCRA), as provided in section 1.11.1 of the regulations on “Time Deposits and Investments.” The reference rates are published periodically by the BCRA based on the moving average of the last five banking business days of the passive rates for fixed-term deposits of up to 100 (or its equivalent in other currencies), as determined by the survey conducted by that institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the Central Bank of Argentina (BCRA).

The amounts detailed above are nominal.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	06/30/2026	12/31/2025
Special guarantee accounts in the Argentine Central Bank	70,957,149	90,400,591
Guarantee deposits for term operations	244,265,576	193,799,559
Guarantee deposits for credit cards transactions	17,455,694	18,067,891
Other guarantee deposits	91,093,364	20,348,270
	423,771,783	322,616,311

As of June 30, 2026 and December 31, 2025, within financial assets delivered as collateral, there are additionally 128,109,679 and 488,810,547 forward purchases for repurchase agreements and guarantees, respectively.

11.3. Compliance of provisions issued by the National Securities Commission

11.3.1.  Arrangements for operating as an open market agent

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

It is also reported that as of June 30, 2026, and December 31, 2025, the Bank's net worth exceeds the minimum net worth required by the regulation to operate as an open market agent, which amounts to $948,625 and $938,575, respectively. The required liquid counterpart funds amount to $474,313 and $469,288, respectively, and are held in the peso current account opened at the Central Bank of Argentina (BCRA), whose balances totaled $626,024,266 y $661,343,998 as of June 30, 2026, and December 31, 2025, respectively.

Furthermore, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street in this Autonomous City of Buenos Aires, whose residual accounting value as of June 30, 2026 and December 31, 2025 is $11,743,090 y $11,743,090, respectively, is allocated to the development of the operations of the Open Market.

11.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books of Banco Supervielle S.A. are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2023.

-  Balance sheet as of December 31, 2005.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

-  Book of Minutes of the Audit Commission since March 5, 2008.

-  Book of Audit Committee from February 18, 2015.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

11.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of June 30, 2026:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

			-	-

Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Mat: 11/12/13		Mat: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Mat: 10/20/13		Mat: 06/29/17

11.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The current Global Programs for the Issuance of Negotiable Obligations are detailed below:

Issuer	Authorized amount (*)	Tyope of Negotiable Debt securities	Program Term	Date of approval by Assembly/Board of Directors	CNV Approval
Banco Supervielle S.A	Thousands of U$S 1,000,000	Simples, no convertible into sheres	5 years	09/22/2016, 3/06/2018, 4/26/2021 And 4/28/2025

- Creation of the Program authorized by Resolution No. 18,376 of November 24, 2016.

- Increase in the Program amount and modification of certain terms and conditions authorized by Resolution No. RESFC-2018-19470-APN-DIR#CNV of April 16, 2018.

- Reduction of the maximum Program amount and extension of the term authorized by Provision No. DI-2021-39-APN-GE#CNV of July 20, 2021.

- Increase in the Program amount authorized by Provision No. DI-2025-86-APN-GE#CNV of May 21, 2025, of the CNV.

The following details the issuance by Banco Supervielle SA, valid until June 30, 2026 and December 31, 2025:

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Book Value
								06/30/2025	12/31/2025
2/7/2025	$	L	50,974,086	On maturity	12 months	2/7/2026	Variable Tamar rate of private banks + 2.75%	-	46,500,351
3/7/2025	$	M	30,580,000	On maturity	12 months	3/7/2026	Variable Tamar rate of private banks + 2.75%	-	29,814,692
6/12/2025	u$s	Q	6,934	On maturity	12 months	6/12/2026	Nominal annual fixed interest rate of 6%	-	11,838,073
6/12/2025	$	R	25,354,981	On maturity	12 months	6/12/2026	Tasa variable Tamar de Bancos Privados + 3.25%	-	32,445,166
8/26/2025	u$s	S	19,400	On maturity	12 months	8/26/2026	Nominal annual fixed interest rate of 6.75%	24,772,597	28,421,882
8/26/2025	u$s	T	5,013	On maturity	24 months	8/26/2027	Nominal annual fixed interest rate of 8%	7,615,272	8,750,143
12/4/2025	u$s	U	27,407	On maturity	12 months	12/4/2026	Nominal annual fixed interest rate of 6.25%	40,591,695	46,553,956
5/5/2026	u$s	V	20,142	On maturity	12 months	5/5/2027	Nominal annual fixed interest rate of 3.25%	29,898,745	-
							Total	102,878,309	204,324,263	106,094,604	191,377,791

In compliance with the provisions of the National Securities Commission in its 2013 Consolidated Text - Title II, Chapter V, Section III, Article 15, the Bank hereby reports the use of proceeds of funds from the issuance of negotiable obligations during fiscal year ending December 31, 2025 pending approval by the CNV:

Class	Destination of funds	Status of funds used	Application date	% application

S	Working Capital	Final	Between 06/05/2026 and 05/18/2026	100%

11.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

has stipulated that until December 31, 2026, financial institutions with prior authorization from the Central Bank of Argentina may distribute profits in three equal, monthly, and non-cumulative installments, beginning on the third business day of May and of each month in which the payment is made, for up to 60% of the amount that would have been due. The installments must be paid in the currency of the date of the shareholders' meeting.

As a result of the program to buy own shares at June 30, 2026 the Company has 4,940,665 own shares in its portfolio. The cost of acquiring these amounted to 15,243,138 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

11.7. Accounts unedifying minimum cash integration compliance

As of June 30, 2026 and December 31, 2025, the minimum cash reserve was made up as follows:

Item (1)	06/30/2026	12/31/2025
Current accounts at the B.C.R.A.	626,024,266	661,343,998
Sight accounts at the B.C.R.A.	517,470,739	766,230,772
Special guarantee accounts at the B.C.R.A.	70,957,149	90,400,591
Special accounts for the crediting of salaries at the BCRA.	-	29
Total	1,214,452,154	1,517,975,390
(1)	These correspond to balances according to statements. The amounts as of December 31, 2025, have been restated.

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2025, and in Note 1.2.

13.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

The Group operates in a complex economic environment, both domestically and internationally.

During 2025, GDP registered a year-on-year increase of 4.4%, driven by investment (16.4%), private consumption (7.9%), exports (7.6%), and, to a lesser extent, public consumption (0.4%). Imports rose by 27%, reflecting the reopening of trade and increased demand for inputs and capital goods. Economic activity continued to register positive variations throughout 2026. The Monthly Economic Activity Estimator (EMAE) accumulated an increase of 1.7% through May compared to the same period in 2025, with uneven performance across sectors.

After closing 2024 with an inflation rate of 117.7%, the year-on-year variation for 2025 was 31.5%, while in the first six months of 2026 it accumulated a variation of 16.8%, reflecting a slowdown in the rate of inflation compared to previous years.

At the end of 2025, the Central Bank of Argentina (BCRA) announced a change in its monetary and exchange rate policy, effective from January 1, 2026, incorporating the accumulation of international reserves as one of its objectives.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The new framework is based on two pillars: first, the exchange rate band limits are adjusted monthly according to the latest inflation data with a two-month lag; second, the BCRA implements a reserve purchase program conditioned by the demand for money and the liquidity of the foreign exchange market. In the first six months of 2026, the BCRA purchased USD 11.175 billion. Thus, the cumulative amount of purchases exceeded the annual reserve accumulation target originally set for the entire year, estimated at approximately USD 10 billion.

Internationally, the first half of 2026 was characterized by increased financial volatility associated with the conflict in the Middle East, temporary restrictions on commercial transit through the Strait of Hormuz, and their effects on international energy prices. This context generated risks to global financial conditions, inflation, and capital flows to emerging economies. In Argentina, these factors combined with the global strengthening of the dollar and contributed to the peso registering a moderate depreciation against the US dollar in June, after the appreciation observed during much of the first half of the year, in line with the trend seen in other emerging economies.

In the financial sector, international rating agencies upgraded Argentina's sovereign debt rating in foreign currency during June. As a result, the country risk fell below 450 basis points, reaching its lowest levels since 2018. Simultaneously, various multilateral organizations moved forward with guarantee schemes designed to facilitate access to external financing.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

06/30/2026
Central Bank of Argentina (including repo transactions)	108,910,988
Government Securities and Treasury Bonds	1,263,045,602
Exposure to Government Securities and Treasury Bonds	1,371,956,590
Loans to Public Sector	8,137,087
Total exposure to Public Sector	1,380,093,677
Over Total Assets	15.8%
Over Shareholder´s equity	116.8%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

14.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the (“IIBB”) to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the Supreme Court of the Nation (CSJN).

Based on the foregoing, the Group considers the grounds supporting the non-taxability of these types of instruments to be sound and supported by its own expert opinions and those of third-party specialists. We estimate the probability of a

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

ruling in our favor as the majority shareholders, and therefore, we have ceased paying the tax on the results generated by the PBA Repurchase Agreements since January 2024.

On September 30, 2023, Law No. 6655/2023 (City of Buenos Aires) was published, which establishes the reduction of the IIBB rate to 0% or 2.85% for operations of passes and securities of the B.C.R.A., as regulated and subject to the effective transfer of the co-participation funds or to what is agreed with the National Government, a matter that has not yet materialized. On September 11, 2025, Law No. 6842/2025 (City of Buenos Aires) was published, establishing a tax regularization program with benefits including 100% forgiveness of fines and 70% forgiveness of interest. Within this framework, the Bank joined the program on December 31, paying the outstanding amounts on January 12, 2026.

Regarding the dispute in the province of Mendoza, we note that, pursuant to the publication of General Resolution (ATM Mendoza) No. 70/2024 and the provisions of Article 17 thereof, we requested the settlement of the amounts previously determined, the reduction of the fine to the legal minimum, and we have proceeded with the payment of the claimed sums, which totaled $8,473,031. This settlement was formally accepted by the ATM through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank received notification from the Supreme Court of Justice of the Nation (CSJN) regarding the termination of the proceedings due to the Bank's withdrawal of the case, which it had previously requested, thus closing the case.

As of June 30, 2026, the Group has established a contingency provision amounting to $6,092,292.

15.	REPURCHASE OF TREASURY SHARES

The following details the Treasury Stock Purchase Program (data in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions  remained in force as they were approved.

Subsequently, on December 27, 2022, he Board of Directors approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in force as approved.

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved”.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The maximum amount to be invested will be $8,000,000 or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio” and “The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)”.

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the nominal value of repurchased shares is shown as “own shares in portfolio” and their restatement as “full adjustment of own shares in portfolio”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as “cost of treasury shares”.

As of June 30, 2026, pursuant to Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 14,050,492 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the three (3) year period since their acquisition—carried out between August 3, 2022 and February 10, 2023—the aforementioned treasury shares remained in the treasury without having been sold or having a shareholders' meeting resolution adopted regarding their disposition, as required by applicable regulations.

The acquisition cost of these shares amounted to 15,243,138 thousand pesos (a figure expressed in constant currency). This is in accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations. (N.T. 2013 and amend) while such shares are held in portfolio there is a restriction on the distribution of unallocated results and free reserves for the amount of said cost.

As of the date of publication of these consolidated condensed interim financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in treasury, representing 1.1161% of the Group's share capital.

16.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

16.1 Stock Purchase Option

The stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of June 30, 2026, the Issuer had granted options for 12,608,457 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of June 30, 2026, 5,098,543 shares remained available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to seven or eight years, as applicable, from the date they are granted.

The following table shows the number of call options granted, canceled, and the weighted average exercise price:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026
	Number of purchase	Weighted average fair value per share
At the beginning of the period	13,132,218	1.249 (*)
Granted during the period	506,681	2.103
Cancelled during the period	(1,030,442)	0.948
At the end of the period	12,608,457	1.326

	12/31/2025
	Number of purchase	Weighted average fair value per share (*)
At the beginning of the year	-	-
Granted during the year	13,132,218	1.249
At the end of the year	13,132,218	1.249

(*) value expressed in historical currency

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended June 30, 2026, was 1.326.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the period ended June 30, 2026, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 2,780,659.

17.	FOREIGN TRADE FINANCE FACILITATION PROGRAM

In September 2025, Grupo Supervielle S.A. agreed to a new financing operation comprised of two tranches (expressed in thousands of US dollars):

• Loan A for up to USD 100,000, granted by Inter-American Development Bank (IDB) Invest, of which USD 50,000 was financed directly by IDB Invest and the remaining USD 50,000 by the JICA Fund for the Development of Latin America and the Caribbean (LAC). This loan has a term of up to 3 years, with a grace period of up to 18 months, and may be renewed for up to two additional 3-year periods, at IDB Invest's discretion. Disbursement of this tranche was received on September 15, 2025.

• Loan B for up to USD 170,000, financed by multilateral lending institutions and foreign commercial banks. The first disbursement of USD 79,000 was received on October 1, 2025, and the second disbursement from FMO of USD 50,000 was received on November 26, 2025.

The funds from this transaction are intended to foster the growth of the loan portfolio for small and medium-sized enterprises (SMEs).

Both loans are subject to compliance with financial covenants, as well as certain contractual obligations to act and refrain from acting, and specific periodic reporting requirements.

At period-end, Grupo Supervielle S.A. is in compliance with the financial commitments established in the agreements for both credit lines.

18.	SUBSEQUENT EVENTS

On August 7, 2026, Banco Supervielle S.A. issued its Class W negotiable obligations at a fixed rate of 5.50%, maturing on August 7, 2028 (24 months from the issuance and settlement date), for a nominal value of USD 11,775,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The principal of the Class W Negotiable Obligations will be fully repaid in a single payment on the maturity date, and interest will be payable semi-annually on the following dates: February 7, 2027, August 7, 2027, February 7, 2028, and on the maturity date.

On August 7, 2026, Banco Supervielle S.A. The company issued Class X negotiable notes at a fixed rate of 3.50%, maturing on August 7, 2027 (12 months from the issuance and settlement date), with a nominal value of USD 46,625,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class X Negotiable Notes will be fully repaid in a single payment on the maturity date, and interest will be payable semi-annually on the following dates: February 7, 2027, and on the maturity date.

Furthermore, there are no events or transactions that occurred between the year-end and the date of issuance of the separate financial statements that could significantly affect the Group's equity and financial position or its results as of the end of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2026 and December 31, 2025:

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 06/30/2026	Book value 12/31/2025	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
BONO TESORO NAC DUAL VTO. 28/06/30	1	139,247,388	-	139,247,388	-	139,247,388
LETRAS TESORO VINC AL U$S VTO.31/07/26	1	88,668,137	-	88,668,137	-	88,668,137
BONO TESORO NAC DUAL VTO. 14/12/29	1	47,587,663	-	47,587,663	-	47,587,663
LETRAS TESORO AJ CER $ VTO.30/09/26	1	2,043,876	-	2,043,876	-	2,043,876
BONTES $ A DESC AJ CER VTO.15/12/26	1	1,441,750	16,522,737	1,441,750	-	1,441,750
LETRAS TESORO CAP $ VTO.17/07/26	1	1,118,737	-	1,118,737	-	1,118,737
BONO TESORO NAC TAMAR $ VIO 30/07/27	1	2,288,250	-	2,288,250	-	2,288,250
BONO TESORO NAC. $ 15.5% VTO 17/10/26	1	954,723	-	954,723	-	954,723
BONO TESORO NAC $ VTO 30/05/30	1	376,011	-	376,011	-	376,011
BONO REP ARG AJ CER $ VTO.30/06/28	1	1,420,396	-	1,420,396	-	1,420,396
BONO DEL TESORO BONCER 2% $ 2026	1	2,136,345	-	2,136,345	-	2,136,345
BONO REP. ARGENTINA USD STEP UP 2030	1	724,166	450,962	724,166	-	724,166
LETRA TESORO NACIONAL TAMAR CAPITALIZABLE 31/08/26	1	3,442,000	-	3,442,000	-	3,442,000
BONO DEL TESORO NACIONAL CERO CUPÓN CON AJUSTE POR CER	1	8,119,185	-	8,119,185	-	8,119,185
BONO TESORO NACIONAL TAMAR 26/02/27	1	3,495,000	-	3,495,000	-	3,495,000
BONO TESORO NACIONAL CERO CUPO 30/09/2027	1	10,312,100	-	10,312,100	-	10,312,100
BONO REP ARG AJ CER V30/06/28	1	2,457,900	-	2,457,900	-	2,457,900
BONO DEL TESORO NACIONAL DUAL 29/06/29	1	20,595,863	-	20,595,863	-	20,595,863
LETRA TESORO NACIONAL CAPITALIZABLE 13/11/26 $	1	10,064,500	-	10,064,500	-	10,064,500
LETRAS TESORO VINC AL U$S VTO.16/01/26	1	-	36,615,167	-	-	-
LETRAS TESORO VINC AL U$S VTO.30/01/26	1	-	39,888,334	-	-	-
LETRAS TESORO AJ CER $ VTO.29/05/26	1	-	53,887,619	-	-	-
LETRAS TESORO CAP $ VTO.29/05/26	1	-	14,208,655	-	-	-
BONO NACIÓN $ DUAL VTO 15/09/26	1	-	7,417,509	-	-	-
TÍTULOS DISCOUNT DENOMINADOS $ 2033	1	-	6,813,079	-	-	-
BONO TESORO NAC $ CER VTO 31/03/27	1	-	6,703,402	-	-	-
BONO TESORO NACIONAL CAP $ VTO 30/04/27	1	-	11,616,986	-	-	-
LETRAS TESORO CAP $ VTO.17/04/26	1	-	7,184,495	-	-	-
BONTES $ A DESC AJ CER VTO.15/12/27	1	-	2,402	-	-	-
BONO TESORO NAC $ VTO.31/03/26	1	-	5,402,516	-	-	-
BONO TESORO NAC $ CAP VTO 13/02/26	1	-	3,518,160	-	-	-
BONO REP ARG AJ CER V30/06/26 $ CG	1	-	4,055,125	-	-	-
BONO DEL TESORO BONCER VTO 31/03/26	1	-	2,719,761	-	-	-
BONO PCIA BS AS REGS NEW U$S 2037	1	-	230	-	-	-
BONO REP ARG AJ CER V30/06/27	1	-	2,067	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 06/30/2026	Book value 12/31/2025	Position with no options	Options	Final position
BONO NACION TASA DUAL16/03/26 $	1	-	922,617	-	-	-
BONO NACION TASA DUAL 30/06/26 $	1	-	743,203	-	-	-
BONO TESORO NACIONAL CAPITALIZABLE 30/04/27	1	-	-	-	-	-
BONO NACION TASA DUAL15/12/26 $ CG	1	-	110,253	-	-	-
BONO TESORO NAC CAP V.15/01/27	1	-	849	-	-	-
LETRAS DEL TESORO NACIONAL CAPITALIZABLES EN PESOSVTO 16/01/2026	1	-	29,571	-	-	-
LETRA TESORO NACIONAL CAPITALIZABLE 30/04/26 $	1	-	8,223,616	-	-	-
LETRAS DEL TESORO CAP $ V 30/10/2026	1	-	7,421,505	-	-	-
LETRA TESORO NACIONAL CAPITALIZABLE 27/02/26	1	-	241	-	-	-
BONO TESORO NACIONAL CAPITALIZABLE 31/05/27	1	-	5,738,558	-	-	-
LETRA TESORO NACIONAL CAPITALIZABLE 30/11/26 $	1	-	1,756,729	-	-	-
GLOBAL REP. ARGENTINA USD STEP UP 2041	1	-	48,728	-	-	-
OTHERS	1	44,518	18,448,886	44,518	-	44,518

B.C.R.A. Notes
BOPREAL S.3 VTO31/05/26 U$S	1	1,552	120	1,552	-	1,552
BOPREAL 4A VTO31/10/28 U$S CG	1	915,009	-	915,009	-	915,009
BOPREAL S. 1 B VTO31/10/27 U$S CG	1	1,908,903	-	1,908,903	-	1,908,903
BOPREAL S. 1 D VTO31/10/27 U$S CG	1	2,401	-	2,401	-	2,401

Government securities
ON PAMPA ENERGIA S.A. U$S VTO 14/11/37	1	28,477,530	-	28,477,530	-	28,477,530
ON PLUSPETROL S.A. U$S VTO.30/09/37	1	14,053,424	-	14,053,424	-	14,053,424
ON BANCO GALICIA 32 $ VTO 05/06/27	1	10,160,000	-	10,160,000	-	10,160,000
VDFF INDIVIDUAL MILAIRES UVA VTO 26/12/28	2	3,678,221	4,333,346	3,678,221	-	3,678,221
ON PYME SION CL13 VTO18/01/27 UVA	1	444,270	672,576	444,270	-	444,270
ON PETRO. ACONCAGUA 18 $ VTO.25/08/30	1	344,578	-	344,578	-	344,578
ON BANCO GALICIA 32 U$S VTO 05/12/27	2	299,739	-	299,739	-	299,739
ON P ARGENSUN U$S VTO.14/12/26	2	197,967	433,275	197,967	-	197,967
ON PETRO ACONCAGUA 20 $ VTO.25/08/32	1	197,066	-	197,066	-	197,066
ON PAN AMERICAN ENER U$S 33 VTO.04/07/27	1	65,000	-	65,000	-	65,000
ON YPF ENER.ELEC. C.12 V.29/08/26 U$S CG	1	542	-	542	-	542
ON PAN AMERICAN ENER 38 V11/08/27 U$S CG	1	659,977	-	659,977	-	659,977
ON YPF CLASE 38 VTO.22/07/2027 U$S CG	1	221,878	-	221,878	-	221,878
ON YPF CLASE 39 VTO 22/07/30 U$S CG	1	475,338	-	475,338	-	475,338
ON BANCO GALICIA CL.30 30/11/26 USD	1	1,550	-	1,550	-	1,550
ON TARJETA NARANJA CL.66 S.2 31/08/2026 USD	1	15,052	-	15,052	-	15,052
ON BBVA CL.39 05/12/26 USD	1	15,002	-	15,002	-	15,002
YPF SOCIEDAD ANON REGS 8.25% V 17/01/34	1	156,132	-	156,132	-	156,132
ON CIA GEN.COMB U$S V28/02/26	2	-	843,811	-	-	-
ON CAPEX CL.6 U$S VTO.07/09/26	1	-	810,327	-	-	-
ON PETRO. ACONCAGUA 18 $ VTO.25/08/30	2	-	402,476	-	-	-
ON CAPEX CL.7 U$S VTO 07/09/27	2	-	392,543	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 06/30/2026	Book value 12/31/2025	Position with no options	Options	Final position
ON PETRO ACONCAGUA 20 $ VTO.25/08/32	2	-	244,043	-	-	-
ON LUZ TRES PICOS 4 U$S 29/09/26	1	-	235,503	-	-	-
ON CRESUD CL 40 U$S VTO 21/12/26	1	-	107,203	-	-	-
ON YPF ENER.ELEC. C.12 V.29/08/26 U$S CG	1	-	598	-	-	-
ON LOMA NEGRA VTO. 11/03/2026	1	-	28	-	-	-
ON GEMSA CL 30 UVA VT 08/03/2027	1	-	248,473	-	-	-
ON GEMSA XXVII UVA	1	-	221,789	-	-	-
ON TELECOM CL. 15 DLK 0% 02/06/26	1	-	823,501	-	-	-
OTHERS	1	19,269,492	21,314,609	19,269,492	-	19,269,492
Total Debt securities with changes in results		428,099,131	291,538,183	428,099,131	-	428,099,131

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country
Public bonds
BONO TESORO NAC $ VTO 29/10/27	1	38,803,845	-	38,803,845	-	38,803,845
BONO TESORO NAC TAMAR $ VIO 30/07/27	1	20,340,000	-	20,340,000	-	20,340,000
LETRAS TESORO CAP $ VTO.17/07/26	1	1,883,247	-	1,883,247	-	1,883,247
TD MUN. CORDOBA $ VTO 13/02/27	1	517,000	581,601	517,000	-	517,000
TD P MUNI CBA GAR 2024 S.1 $ VTO 09/09/26	1	67,030	256,423	67,030	-	67,030
BONO DEL TESORO NACIONAL TAMAR EN PESOS VTO 26/02/2027	1	20,214,704	-	20,214,704	-	20,214,704
BONO DEL TESORO NACIONAL TAMAR EN PESOS VTO 26/06/2029	1	8,050,680	-	8,050,680	-	8,050,680
BONO DEL TESORO NACIONAL TAMAR EN PESOS A TASA DUAL VTO 30/06/2030	2	14,391,000	-	14,391,000	-	14,391,000
BONO TESORO NACIONAL TASA DUAL14/12/2029	1	1,906,700	-	1,906,700	-	1,906,700
BONO REP. ARGENTINA USD STEP UP 2030	2	-	13,972	-	-	-

B.C.R.A. Notes
BOPREAL S.1 B U$S VTO.31/10/27	1	79,087,989	-	79,087,989	-	79,087,989
BOPREAL S.1 B U$S VTO.31/10/27	1	4,625,740	-	4,625,740	-	4,625,740
BOPREAL S.1 B U$S VTO.31/10/27	1	2,995,772	-	2,995,772	-	2,995,772

Private bonds
ON PAMPA ENERGIA S.A. U$S VTO 14/11/37	1	39,552,125	-	39,552,125	-	39,552,125
PAGARE $ VTO. 02/09/26	2	9,574,590	-	9,574,590	-	9,574,590
ON MSU SAS15 U$S VTO 16/04/29	1	7,778,439	8,185,291	7,778,439	-	7,778,439
VDFF MERCADO CRÉDITO 50 $ VTO 15/06/27	2	7,769,272	-	7,769,272	-	7,769,272
VDFF MERCADO CRÉDITO 51 $ VTO 15/07/27	2	7,577,872	-	7,577,872	-	7,577,872
ON MSU GREEN ENERGY CL.3 U$S VTO.20/12/28	1	7,467,005	7,452,025	7,467,005	-	7,467,005
ON YPF CL 39 U$S VTO 22/07/30	1	6,300,406	7,603,534	6,300,406	-	6,300,406
VDFF MERCADO CRÉDITO 45 $ VTO 15/01/27	2	5,018,775	-	5,018,775	-	5,018,775
VDFF MERCADO CRÉDITO 48 $ VTO 15/04/27	2	4,959,605	-	4,959,605	-	4,959,605
VDFF MERCADO CRÉDITO 49 $ VTO 15/05/27	2	4,861,400	-	4,861,400	-	4,861,400
ON PETRO ACONCAGUA 21 U$S VTO 25/08/32	2	-	5,193,311	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 06/30/2026	Book value 12/31/2025	Position with no options	Options	Final position
ON OILTANKING EBYTEM VTO 01/11/28 U$S	1	-	5,166,965	-	-	-
VDFF MERCADO CRÉDITO 42 $ VTO 15/09/26	2	-	5,064,689	-	-	-
ON CRESUD S31 VTO 15/11/28 U$S	1	-	4,947,662	-	-	-
VDFF MERCADO CRÉDITO 41 $ VTO 15/08/26	2	-	4,642,508	-	-	-
VDFF MERCADO CRÉDITO 38 $ VTO 15/06/26	1	-	3,534,823	-	-	-
ON GEMSA CL 30 UVA VT 08/03/2027	1	982,724	1,118,363	982,724	-	982,724
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	-	420,762	-	-	-
ON EDEMSA CL.7 18/12/26 $	1	-	886,152	-	-	-
ON C.A. RIVER PLATE	1	-	451,204	-	-	-
ON TARJETA NARANJA CL.66 S.1 30/11/2026 $	1	-	1,205,414	-	-	-
ON RIZOBACTER S.10 CL.B V28/11	1	52,802	76,290	52,802	-	52,802
ON EDEMSA CL.5 V12/05/26 $ CG	1	-	1,227,991	-	-	-
ON EDEMSA CL.1 UVA VTO.06/05/26	2	-	7,121,103	-	-	-
ON EDENOR CL.5 V.05/08/28 US CG	1	1,597	-	1,597	-	1,597
ON YPF CL. 27 VTO10/10/26	1	71,931	-	71,931	-	71,931
OTHERS	1	47,241,525	50,071,503	47,241,525	-	47,241,525

Measurement at amortized cost
Of the country
Public bonds
LETRAS TESORO CAP $ TAMAR VTO.31/08/26	-	292,842,013	-	292,842,013	-	292,842,013
BONO TESORO NAC DUAL VTO. 28/06/30	-	173,036,144	-	243,466,321	-	243,466,321
BONO TESORO NAC DUAL VTO 29/06/29	-	157,111,792	-	174,862,805	-	174,862,805
BONO TESORO NAC TAMAR $ VIO 26/02/27	-	136,490,227	-	144,499,510	-	144,499,510
BONO TESORO NAC AJ CER $ VTO 29/09/28	-	18,277,666	-	18,277,666	-	18,277,666
BONO REP ARG AJ CER $ VTO.30/06/28	-	8,958,913	8,741,208	8,958,913	-	8,958,913
BONO TESORO NAC TAMAR $ VIO 25/02/28	-	4,985,200	-	65,743,586	-	65,743,586
BONO REP. ARG. $ VTO.23/05/27	-	3,286,341	7,703,501	3,286,341	-	3,286,341
BONTES $ A DESC AJ CER VTO.15/12/27	-	2,472,807	7,335,061	2,472,807	-	2,472,807
BONTE BADLAR $ VTO.23/11/27	-	2,386,764	-	2,386,764	-	2,386,764
BONO DEL TESORO NACIONAL EN PESOS CERO CUPÓN AJ CER VTO 30/10/2026	-	536,216	1,274,520	536,216	-	536,216
BONO DEL TESORO NACIONAL EN PESOS A TASA DUAL VTO 15/09/2026	-	5,539,455	-	5,539,455	-	5,539,455
BONO DEL TESORO NACIONAL TAMAR EN PESOS VTO 26/02/2027	-	787,450	-	787,450	-	787,450
BONO DEL TESORO NACIONAL DUAL 14/12/29	-	1,975,440	-	1,975,440	-	1,975,440
BONTES $ A DESC AJ CER VTO.15/12/26	-	-	219,633,970	-	-	-
LETRAS TESORO TAMAR CAP $ VTO.16/01/26	-	-	178,752,461	-	-	-
LETRAS TESORO CAP $ TAMAR VTO.30/04/26	-	-	183,976,874	-	-	-
LETRAS TESORO AJ CER $ VTO.29/05/26	-	-	91,881,052	-	-	-
BONO NACIÓN $ DUAL VTO 15/09/26	-	-	43,955,791	-	-	-
BONO NACIÓN $ DUAL VTO 15/12/26	-	-	26,591,575	-	-	-
BONO NACIÓN $ DUAL VTO 16/03/26	-	-	26,190,031	-	-	-
BONO TESORO NAC $ CER VTO 31/03/27	-	-	11,572,063	-	-	-
BONO NACIÓN $ DUAL VTO 30/06/26	-	-	11,649,232	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 06/30/2026	Book value 12/31/2025	Position with no options	Options	Final position
BONO DEL TESORO NACIONAL $ CERO CUPÓN CON AJ CER VTO 31/03/2026	-	-	1,643,607	-	-	-
BONO DEL TESORO NACIONAL CAP EN PESOS VTO 13/02/2026	-	-	715,762	-	-	-
BONO REP ARG AJ CER V30/06/26 $ CG	-	-	797,168	-	-	-
OTHERS	-	1,646,461	19,987,322	1,646,461	-	1,646,461

B.C.R.A. Notes
BOPREAL S.1 B VTO.31/10/27 U$S	-	11,631,578	150,803	11,631,578	-	11,631,578
BOPREAL 4B U$S VTO 31/10/28	-	7,742,044	-	7,742,044	-	7,742,044
BOPREAL S.1 C VTO.31/10/27 U$S	-	-	1,486,219	-	-	-
BOPREAL S.1 D VTO.31/10/27 U$S	-	-	49,920	-	-	-

Private bonds
ON SURCOS 11 U$S VTO 20/07/25	-	1,091,007	1,273,529	1,091,007	-	1,091,007
PAGARÉ U$S VTO 18/10/24	-	266,243	311,094	266,243	-	266,243
Total other debt securities		1,173,157,536	960,894,349	1,330,106,395	-	1,330,106,395

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
A3 MERCADOS S.A.	1	4,625,166	5,018,295	4,625,166	-	4,625,166
CEDEAR SPDR DOW JONES IND	1	4,001	4,213	4,001	-	4,001
CEDEAR SPDR S&P	1	3,863	4,029	3,863	-	3,863
CEDEAR FINANCIAL SELECT SECTOR	1	3,273	3,830	3,273	-	3,273
CEDEAR ISHARES MSCI BRASIL	1	1,265	1,339	1,265	-	1,265
GRUPO FINANCIERO GALICIA S.A.O.	1	611,593	-	611,593	-	611,593
BANCO MACRO S.A.	1	816,550	-	816,550	-	816,550
BBVA ARGENTINA S.-ESCRITURALES	1	456,675	-	456,675	-	456,675

Measured at fair value with changes in ORI
Of the country
Others	3	1,537,640	1,635,456	1,537,640	-	1,537,640

Total equity instruments		8,060,026	6,667,162	8,060,026	-	8,060,026
Total		1,609,316,693	1,259,099,694	1,766,265,552	-	1,766,265,552

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2026 and December, 31, 2025 balances of loans and other financing are the following:

	06/30/2026	12/31/2025
COMMERCIAL PORTFOLIO

Normal situation	2,255,504,501	2,288,882,928
-With "A" Preferred Collateral and Counter-guarantees	51,960,565	53,975,949
-With "B" Preferred Collateral and Counter-guarantees	95,570,705	58,842,517
- Without Preferred Collateral nor Counter-guarantees	2,107,973,231	2,176,064,462

Subject to special monitoring
- Under Observation	39,764,766	11,294,141
-With "A" Preferred Collateral and Counter-guarantees	110,193	-
-With "B" Preferred Collateral and Counter-guarantees	11,557,027	6,889,512
-Without Preferred Collateral nor Counter-guarantees	28,097,546	4,404,629

With problems	943,971	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	4,954	-
- Without Preferred Collateral nor Counter-guarantees	939,017	-

High risk of insolvency	26,127,455	30,690,497
-With "A" Preferred Collateral and Counter-guarantees	436,465	5,500
-With "B" Preferred Collateral and Counter-guarantees	9,822,714	11,335,611
- Without Preferred Collateral nor Counter-guarantees	15,868,276	19,349,386

Uncollectible	1,773,412	836,458
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	77,766
- Without Preferred Collateral nor Counter-guarantees	1,773,412	758,692

TOTAL COMMERCIAL PORTFOLIO	2,324,114,105	2,331,704,024

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2026	12/31/2025
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,983,292,328	2,240,090,737
-With "A" Preferred Collateral and Counter-guarantees	51,303,755	71,675,106
-With "B" Preferred Collateral and Counter-guarantees	516,136,040	581,068,257
- Without Preferred Collateral nor Counter-guarantees	1,415,852,533	1,587,347,374

Low Risk	88,295,702	137,064,112
-With "A" Preferred Collateral and Counter-guarantees	2,074,232	3,182,146
-With "B" Preferred Collateral and Counter-guarantees	24,249,277	30,445,060
- Without Preferred Collateral nor Counter-guarantees	61,972,193	103,436,906

Medium Risk	91,285,142	107,485,812
-With "A" Preferred Collateral and Counter-guarantees	2,610,963	2,276,790
-With "B" Preferred Collateral and Counter-guarantees	14,554,401	18,092,958
- Without Preferred Collateral nor Counter-guarantees	74,119,778	87,116,064

High Risk	114,962,231	98,823,528
-With "A" Preferred Collateral and Counter-guarantees	3,045,372	2,036,191
-With "B" Preferred Collateral and Counter-guarantees	20,346,089	19,577,869
- Without Preferred Collateral nor Counter-guarantees	91,570,770	77,209,468

Uncollectible	18,178,479	10,276,690
-With "A" Preferred Collateral and Counter-guarantees	969,920	44,161
-With "B" Preferred Collateral and Counter-guarantees	3,638,368	1,889,708
- Without Preferred Collateral nor Counter-guarantees	13,570,191	8,342,821

TOTAL CONSUMER AND HOUSING PORTFOLIO	2,296,013,882	2,593,740,879
TOTAL GENERAL(1)	4,620,127,987	4,925,444,903

(1) Conciliation with Statement of Financial Position:
Loans and other financing	4,100,532,629	4,400,523,004
Other debt securities	1,173,157,536	960,894,349
Off-balance sheet items	134,061,606	136,637,083
more Allowances for loan losses	250,398,372	276,985,507
more IFRS adjustments not computable for Status of debtors	3,476,737	5,805,849
less Public Bonds valued at Amortized Cost	(1,041,498,893)	(855,400,889)
Total	4,620,127,987	4,925,444,903

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2026 and December 31, 2025 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	06/30/2026		12/31/2025
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	656,707,192	14.2%	511,025,536	10.4%
50 following largest customers	866,775,496	18.8%	845,552,960	17.2%
100 following largest customers	487,846,623	10.6%	528,496,509	10.7%
Rest of customers	2,608,798,676	56.5%	3,040,369,898	61.7%
TOTAL	4,620,127,987	100.0%	4,925,444,903	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2026 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	7,976,120	-	55,692	55,692	111,383	-	8,198,887
Financial Sector	-	131,150,313	268,738,490	140,907,955	68,528,567	4,045,554	1,679,145	615,050,024
Non-financial private sector and residents abroad	113,485,876	1,524,617,976	533,207,426	574,911,672	533,328,269	692,462,402	1,360,954,270	5,332,967,891
TOTAL	113,485,876	1,663,744,409	801,945,916	715,875,319	601,912,528	696,619,339	1,362,633,415	5,956,216,802

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended June 30, 2026 and December 31, 2025, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the period	At the end of the period	06/30/2026	12/31/2025
Cost model
Furniture and facilities	54,947,218	10		869,996	(17,955)	(45,465,531)	17,957	(790,588)	(46,238,162)	9,561,097	9,481,687
Machinery and equipment	175,338,557	-		611,788	(238,906)	(157,566,083)	220,524	(4,250,436)	(161,595,995)	14,115,444	17,772,474
Vehicles	3,668,152	5		659,164	(1,006,092)	(1,790,690)	496,537	(313,244)	(1,607,397)	1,713,827	1,877,462
Right of Use Assets	32,707,067	50		7,706,822	(6,979,608)	(18,008,210)	6,979,608	(6,895,338)	(17,923,940)	15,510,341	14,698,857
Construction in progress	18,838,714	-		1,989,946	(1,892,504)	-	-	-	-	18,936,156	18,838,714
Revaluation model
Land and Buildings	105,201,403	50		-	-	(12,864,707)	-	(900,629)	(13,765,336)	91,436,067	92,336,696
Total	390,701,111			11,837,716	(10,135,065)	(235,695,221)	7,714,626	(13,150,235)	(241,130,830)	151,272,932	155,005,890

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F – INVESTMENT PROPERTIES

Movements in investment properties for the period ended June 30, 2026 and December 31, 2025, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 06/30/2026	Net carrying 12/31/2025
						Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	1,746,615	5	-	-	(316,235)	(425,386)	29,653	(144,688)	(540,421)	889,959	1,321,233
Measurement at fair value
Rent building	106,864,374	50	-	-	(1,781,550)	-	-	-	-	105,082,824	106,864,374
Total	108,610,989		-	-	(2,097,785)	(425,386)	29,653	(144,688)	(540,421)	105,972,783	108,185,607

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended June 30, 2026 and December 31, 2025 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	06/30/2026	12/31/2025
Measurement at cost
Goodwill	90,466,094	-	-	-	-	-	-	-	90,466,094	90,466,094
Brands	6,129,516	-	-	-	-	-	-	-	6,129,516	6,129,516
Other intangible assets	491,053,112	-	19,690,972	(93,717)	(316,757,266)	-	(29,641,468)	(346,398,734)	164,251,633	174,295,846
TOTAL	587,648,722	-	19,690,972	(93,717)	(316,757,266)	-	(29,641,468)	(346,398,734)	260,847,243	270,891,456

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2026 and December 31, 2025  the concentration of deposits is the following:

Number of customers	Deposits
	06/30/2026		12/31/2025
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	2,023,839,424	33.9%	1,982,227,346	33.1%
50 following largest customers	1,260,991,563	21.1%	1,342,541,669	22.4%
100 following largest customers	335,433,194	5.6%	347,788,905	5.8%
Rest of customers	2,350,492,492	39.4%	2,308,652,411	38.6%
TOTAL	5,970,756,673	100.0%	5,981,210,331	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	185,980,632	30,729,879	23,010,056	-	-	-	239,720,567
Financial sector	533,813	-	-	-	-	-	533,813
Non-financial private sector and overseas residents	4,968,024,830	671,131,720	63,070,543	55,532,329	1,946,316	-	5,759,705,738
Liabilities at fair value through profit or loss	81,983,620	-	-	-	-	-	81,983,620
Repo Transactions	319,290,027	-	-	-	-	-	319,290,027
Other financial liabilities	270,363,964	2,495,439	3,150,924	4,934,297	4,379,897	1,914,899	287,239,420
Financing received from the B.C.R.A. and other financial institutions	176,575,900	120,010,774	14,711,195	1,460,381	13,662,623	279,582,940	606,003,813
Marketable bonds issued	-	25,339,225	42,256,684	30,652,841	7,729,550	-	105,978,300
TOTAL	6,002,752,786	849,707,037	146,199,402	92,579,848	27,718,386	281,497,839	7,400,455,298

As of June 30, 2026:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2026 and December 31, 2025:

Items	As of June 30, 2026	As of June 30, 2026 (per currency)				As of December 31, 2025
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	673,850,099	643,627,817	20,239,203	72,016	9,911,063	1,019,284,387
Debt securities at fair value through profit or loss	131,841,210	131,841,210	-	-	-	77,557,757
Other financial assets	13,374,472	13,374,472	-	-	-	42,981,313
Loans and other financing	979,966,668	977,632,061	2,334,607	-	-	940,136,217
Other Debt Securities	232,774,623	232,774,623	-	-	-	73,897,042
Financial assets pledged as collateral	66,182,886	66,182,886	-	-	-	166,154,036
Other non-financial assets	77,508	75,767	1,741	-	-	397,546
TOTAL ASSETS	2,098,067,466	2,065,508,836	22,575,551	72,016	9,911,063	2,320,408,298

LIABILITIES
Deposits	1,839,765,475	1,824,729,200	15,036,275	-	-	2,003,126,850
Non-financial public sector	14,286,637	14,284,175	2,462	-	-	15,391,763
Financial sector	155	155	-	-	-	5,614
Non-financial private sector and foreign residents	1,825,478,683	1,810,444,870	15,033,813	-	-	1,987,729,473
Liabilities at fair value through profit or loss	11,149,343	11,149,343	-	-	-	-
Other financial liabilities	57,670,561	54,815,072	2,665,565	229	189,695	66,277,470
Financing received from the Argentine Central Bank and other financial institutions	383,567,663	381,351,253	2,216,410	-	-	434,601,853
Negotiable bonds issued	102,878,310	102,878,310	-	-	-	95,564,055
Other non-financial liabilities	1,237,238	1,234,808	2,412	-	18	1,107,923
TOTAL LIABILITIES	2,396,268,590	2,376,157,986	19,920,662	229	189,713	2,600,678,151

NET POSITION	(298,201,124)	(310,649,150)	2,654,889	71,787	9,721,350	(280,269,853)

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of June 30, 2026:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	270,441,697	(7,493,218)	(17,901,037)	38,248,149	(38,990,157)	244,305,434
Other financial institutions	503,097	458,435	-	-	(72,533)	888,999
SPNF and residents from abroad	269,938,600	(7,951,653)	(17,901,037)	38,248,149	(38,917,624)	243,416,435
Overdrafts	11,296,052	(1,988,208)	(75,465)	9,232,189	(1,628,576)	16,835,992
Promissory Notes	16,306,159	(440,629)	(906,178)	1,796,499	(2,350,894)	14,404,957
Mortgages	1,200,350	464,239	1,195,402	2,187,497	(173,057)	4,874,431
Automobile and other secured loans	47,438,405	(848,271)	(2,995,039)	(1,868,419)	(6,839,296)	34,887,380
Personal loans	130,568,868	(6,398)	(3,331,042)	10,537,196	(18,824,392)	118,944,232
Credit cards loans	51,894,731	(4,522,234)	(10,223,514)	14,997,909	(7,481,774)	44,665,118
Receivable from Financial leases	4,226,970	(355,734)	(481,141)	182,118	(609,411)	2,962,802
Other	7,007,065	(254,418)	(1,084,060)	1,183,160	(1,010,224)	5,841,523
Other debt securities	375,244	-	-	(1,084)	(54,100)	320,060
Eventual responsibility	412,551	(86,630)	68,313	236,674	(59,478)	571,430
Unused credit card balances	4,561,298	203,119	357,610	-	(657,612)	4,464,415
Checking account revocable agreements	1,194,717	(187,709)	(97,730)	-	(172,245)	737,033
Total of Allowances	276,985,507	(7,564,438)	(17,572,844)	38,483,739	(39,933,592)	250,398,372

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2026

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial sector by offering innovative, inclusive, and accessible financial services. Its strategy, implemented through its various businesses (banking and non-banking), allows it to reach every segment of the population with the appropriate product offerings, service model, and price/risk ratio.

The net income attributable to the owners of the parent company, ending June 30, 2026, shows a loss of 5,371,246 representing a negative average return on equity of 0.9%. This result stemmed primarily from the performance of our investments in other companies.

The Annual General Meeting of Shareholders, held on April 23, 2026, approved absorbing the Unassigned Results for the fiscal year ending December 31, 2025, against the optional reserve for thousands of pesos $56,724,205.

Grupo Supervielle S.A., the controlling company of the economic group, held the following indirect shareholdings in its controlled companies as of June 30, 2026 and December 31, 2025:

Company	Main Activity	Interest in capital stock
		06/30/2026	12/31/2025
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
IOL Agente de Valores S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Supervielle Securities S.A.U. (1)	Settlement and Clearing Agent	100.00%	100.00%
Bolsillo Digital S.A.U (in dissolution) (2)	Computer Services	-	100.00%

(1) At an Extraordinary General Meeting on July 6, 2026, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ (General Inspectorate of Justice) as of the date of presentation of these financial statements.

(2) On March 11, 2026, by means of Minute No. 89, the Board of Directors of Bolsillo Digital S.A.U. (in dissolution) resolved the early dissolution and liquidation of the company. On May 29, 2026, the liquidation of the company's remaining assets was carried out, and as of the date of issuance of these consolidated interim condensed financial statements, the liquidation process is pending registration with the GIJ.

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2026

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has over 130 years of experience operating in Argentina. Supervielle focuses on offering rapid solutions to its clients and adapting effectively to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle's shares have been listed on the ByMA and NYSE.

The results of Grupo Supervielle's subsidiaries are detailed below:

Company	Assets	Liabilities	Equity	Net Income	Capital
Banco Supervielle S.A. (1)	8,319,551,694	7,458,730,131	860,821,563	(33,531,827)	8,319,551,694
Supervielle Asset Management S.A. (4)	35,394,356	7,207,361	28,186,995	4,619,749	35,394,356
Sofital S.A.U.F. e I. (4)	40,098,823	42,906	40,055,917	(681,920)	40,098,823
Espacio Cordial de Servicios S.A.	3,442,024	1,722,602	1,719,422	(1,007,063)	3,442,024
Micro Lending S.A.U.	1,077,256	607,534	469,722	(108,574)	1,077,256
Portal Integral de Inversiones S.A.U. (3)	7,011,217	3,962,229	3,048,988	1,973,614	7,011,217
InvertirOnline S.A.U.	475,585,731	408,323,987	67,261,744	9,108,797	475,585,731
IOL Holding S.A. (3)	159,118,099	1,010	159,117,089	25,962,390	159,118,099
IOL Agente de Valores S.A.	1,472,006	162,062	1,309,944	(396,355)	1,472,006
Supervielle Seguros S.A. (2)	51,474,561	22,383,249	29,091,312	13,330,807	51,474,561
Supervielle Productores Asesores de Seguros S.A.	6,484,826	1,278,552	5,206,274	3,125,577	6,484,826
Supervielle Securities S.A.U. (3)	36,242,252	27,253,687	8,988,565	2,898,462	36,242,252

(1) attributable to the owners of the controlling company

(2) corresponding to the result of twelve months

(3) On July 6, 2026, at an Extraordinary General Meeting, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ as of the date of presentation of these financial statements.

(4) this corresponds to balances as of March 31, 2026

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

Statement of Financial Position	06/30/2026	12/31/2025	12/31/2024
Total Assets	8,723,020,625	9,104,091,769	6,961,533,136
Total Liabilities	7,541,687,782	7,926,235,431	5,695,436,446
Shareholders’ Equity	1,181,332,843	1,177,856,338	1,266,096,690
Total Liabilities plus Shareholders’ Equity	8,723,020,625	9,104,091,769	6,961,533,136

Income Statement	06/30/2026	06/30/2025	06/30/2024
Net income from interest	483,657,954	465,499,177	1,231,554,224
Net income from commissions	127,909,759	142,941,076	273,783,959
Net income before income tax	(4,616,819)	32,717,785	269,916,172
Total comprehensive income attributable to owners of the parent company - Earnings	517,420	19,881,338	175,310,980

Consolidated Cash Flow Statement	06/30/2026	06/30/2025	06/30/2024
Total operating activities	(292,477,270)	158,211,021	199,497,262
Total investment activities	(21,660,016)	(24,411,481)	(25,313,900)
Total financing activities	(110,339,783)	395,896,923	(49,168,047)
Effect of changes in exchange rate	232,116,049	54,767,564	28,996,694
Result from exposure to changes in the purchasing power of the currency	(279,917,800)	(192,174,726)	(364,986,830)
Net increase / (decrease) in cash and cash equivalents	(472,278,820)	392,289,301	(210,974,821)

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2026

(expressed in thousands of pesos in homogeneous currency)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators	06/30/2026	12/31/2025	12/31/2024

Liquidity	26.11%	33.96%	24.03%
- Cash and cash equivalents (1)	1,558,771,815	2,031,050,635	1,172,399,844
- Deposits	5,970,756,673	5,981,210,331	4,877,907,219

Solvency	15.66%	14.86%	22.23%
- Shareholders Equity	1,181,332,843	1,177,856,338	1,266,096,690
- Total Liabilities	7,541,687,782	7,926,235,431	5,695,436,446

Immobilization of Capital	7.83%	7.45%	8.44%
-Immobilized Assets (2)	682,970,465	678,530,799	587,361,187
-Total Assets	8,723,020,625	9,104,091,769	6,961,533,136

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of Argentina (BCRA), through Communications “A” 5541 and its amendments, established the convergence plan towards International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision.

Through Communications “A” 6430 and 6847, the BCRA established that Financial Institutions must begin applying the provisions regarding the impairment of financial assets contained in paragraph 5.5 of IFRS 9, starting with fiscal years beginning on or after January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of these provisions.

Through Communication “A” 7014 dated May 14, 2020, the B.C.R.A. established that Public Sector debt instruments received by financial entities in exchange for others must be initially recognized at the book value that the delivered instruments have on the date of said exchange, without analyzing whether or not the derecognition criteria established by IFRS 9 are met, nor eventually recognizing the new instrument received at its market value as established by said IFRS.

Furthermore, Article 2, Chapter I, Section I, of Title IV of the consolidated text issued by the CNV (National Securities Commission) establishes that issuing entities whose principal assets consist of investments in financial institutions or insurance companies are exempt from submitting their Financial Statements under IFRS and may opt to submit them in accordance with the regulations established by the Central Bank of the Argentine Republic and the National Superintendency of Insurance, respectively.

Regarding the aforementioned requirements, the following details apply:

• The corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;

• The investment in financial institutions and the insurance company represents 73.7% of Grupo Supervielle S.A.'s assets, constituting the company's principal asset;

• 91.45% of Grupo Supervielle S.A.'s revenues derive from its participation in the profits of the financial institutions and the insurance company.

• Grupo Supervielle S.A. owns a direct and indirect stake in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A., which gives it control of the aforementioned entities.

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2026

(expressed in thousands of pesos in homogeneous currency)

Perspectives

For the year 2026, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the six-month period ended on June 30, 2026, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2026	12/31/2025
ASSETS
Cash and due from banks	2,3 and 5.1	462,774	230,041
Cash		-	-
Other local and financial institutions		462,774	230,041
Other financial assets	2, 3, 5.2 and 7	4,131,958	4,814,893
Other debt securities	2, 3, 5.3 and A	46,257,562	18,439,312
Current income tax assets	7	5,240,135	746,861
Investment in subsidiaries, associates, and joint ventures	4, 5.4 and 6	1,090,935,842	1,121,006,087
Intangible Assets	5.5 and G	31,613,118	31,613,118
Deferred income tax assets	7	12,855	64,157
Other non-financial assets	5.6 and 7	2,019,108	552,697
TOTAL ASSETS		1,180,673,352	1,177,467,166

LIABILITIES
Other Non-Financial Liabilities	5.7 y 7	222,923	521,720
TOTAL LIABILITIES		222,923	521,720

SHAREHOLDERS' EQUITY
Capital stock	8	437,731	437,731
Paid in capital		851,999,301	851,999,301
Capital Adjustments		91,152,858	91,152,858
Paid in capital		4,941	6,680
Own shares in portfolio		3,477,821	4,702,554
Comprehensive adjustment of shares in portfolio		(15,243,138)	(18,117,765)
Earnings Reserved		245,655,014	301,039,811
Reserve		(2,233)	42,346
Other comprehensive income		8,339,380	2,448,481
Net Income for the year		(5,371,246)	(56,766,551)
TOTAL SHAREHOLDERS' EQUITY		1,180,450,429	1,176,945,446
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		1,180,673,352	1,177,467,166

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	Six-month period ending on		Three-month period ending on
		06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interest income	5.8	4,578,643	1,660,917	2,986,742	944,204
Net interest income		4,578,643	1,660,917	2,986,742	944,204
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.9	219,347	357,877	383,315	329,213
Result from derecognition of financial asset measured at amortized cost		418,980	(12,875)	420,174	(8,223)
Difference in gold and foreign currency quotations		230,593	43,729	233,278	26,809
Financial and holding results		868,920	388,731	1,036,767	347,799
Subtotal		5,447,563	2,049,648	4,023,509	1,292,003
Other operating income	5.10	2,084,429	3,469,459	1,096,137	2,049,300
Result for exposure to changes in currency purchasing power		(5,740,974)	(1,091,566)	(3,592,342)	(273,958)
Uncollectible charge		402	2,126	29	1,357
Net operating income		1,791,420	4,429,667	1,527,333	3,068,702
Personal expenses	5.11	(354,922)	(727,141)	(171,949)	(383,034)
Administrative expenses	5.12	(1,556,949)	(1,648,874)	(1,004,560)	(1,172,729)
Depreciation and impairment of non-financial assets	G	-	-	-	-
Other operating expenses	5.13	(101,565)	(293,020)	(50,824)	(227,774)
Net operating income		(222,016)	1,760,632	300,000	1,285,165
Loss or profit by subsidiaries, associates, and joint ventures	5.14	(5,187,606)	28,700,997	12,573,329	17,961,590
Loss or profit before income tax		(5,409,622)	30,461,629	12,873,329	19,246,755
Income tax		38,376	(1,055,653)	(29,762)	(1,078,896)
Net loss or profit for the period		(5,371,246)	29,405,976	12,843,567	18,167,859

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six-month period ended on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
NUMERATOR
Net income for the period attributable to owners of the parent company	(5,371,246)	29,405,976	12,843,567	18,167,859
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(5,371,246)	29,405,976	12,843,567	18,167,859

DENOMINATOR
Weighted average of common shares outstanding for the period	437,731	437,731	437,731	437,731
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	437,731	437,731	437,731	437,731

Basic Income per share	(12.27)	67.18	29.34	41.50
Diluted Income per share	(12.27)	67.18	29.34	41.50

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

During the period ending June 30, 2026, the Group reported a net loss. Therefore, 2,717 shares were excluded from the calculation of the diluted loss per share due to their antidilutive effect. Conversely, the individual quarter reported a net profit; however, for earnings per share purposes, the cumulative result is considered, which is why the basic and diluted loss per share are equal.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2026 and June 30, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net (loss)/ income for the period	(5,371,246)	29,405,976	12,843,567	18,167,859
Foreign currency translation adjustment	(175,859)	1,882,748	196,873	1,405,148
Foreign currency translation adjustment for the period	(175,859)	1,882,748	196,873	1,405,148
Gains or losses on financial instruments at fair value with changes in OCI (Point 4,1,2a of IFRS 9)	265,103	(111,520)	233,356	(205,913)
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	353,605	(147,986)	311,150	(274,099)
Income tax	(88,502)	36,466	(77,794)	68,186
Participation of Other Comprehensive Income of associates and joint ventures recorded through the utilization of the participation method	5,799,422	(11,295,866)	4,014,818	(8,239,285)
Income / (Loss) of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	5,799,422	(11,295,866)	4,014,818	(8,239,285)
Total Other Comprehensive Income to be reclassified to profit or loss	5,888,666	(9,524,638)	4,445,047	(7,040,050)
Total Other Comprehensive Income	5,888,666	(9,524,638)	4,445,047	(7,040,050)
Total Comprehensive Income	517,420	19,881,338	17,288,614	11,127,809

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio (1)	Comprehensive adjustment of own shares in portfolio (1)	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2025	437,731	91,152,858	851,999,301	6,680	4,702,554	(18,117,765)	28,459,909	272,579,902	(5,404,689)	7,882,205	(29,035)	(56,724,205)	1,176,945,446
Derecognition of equity instruments measured at VR OCI	-	-	-	-	-	-	-	-	2,233	-	-	(2,233)	-
Share-based payments	-	-	-	-	-	-	-	2,987,563	-	-	-	-	2,987,563
Expiration of treasury shares	-	-	-	(1,739)	(1,224,733)	2,874,627	-	(1,648,155)	-	-	-	-	-
Consideration of results approved by the General Shareholders’ Metting held on April 23, 2026:
Absorption Reserve	-	-	-	-	-	-	-	(56,724,205)	-	-	-	56,724,205	-
Result of the period	-	-	-	-	-	-	-	-	-	-	-	(5,371,246)	(5,371,246)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	5,799,422	(175,859)	265,103	-	5,888,666
Balance on June 30, 2026	437,731	91,152,858	851,999,301	4,941	3,477,821	(15,243,138)	28,459,909	217,195,105	396,966	7,706,346	236,068	(5,373,479)	1,180,450,429

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

(1) See Note 11of these separate condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	91,152,858	851,999,301	18,991	13,368,213	(32,536,323)	18,854,788	124,506,946	882,971	3,666,539	(31,298)	192,102,447	1,264,423,164
Derecognition of equity instruments measured at VR OCI	-	-	-	-	-	-	-	-	(42,344)	-	-	42,344	-
Consideration of results approved by the General Shareholders’ Metting held on April 22, 2025:
Constitution of reserves	-	-	-	-	-	-	9,605,121	144,076,835	-	-	-	(153,681,956)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(38,420,490)	(38,420,490)
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	29,405,976	29,405,976
Other comprehensive results for the period	-	-	-	-	-	-	-	-	(11,295,866)	1,882,748	(111,520)	-	(9,524,638)
Balance on June 30, 2025	437,731	91,152,858	851,999,301	18,991	13,368,213	(32,536,323)	28,459,909	268,583,781	(10,455,239)	5,549,287	(142,818)	29,448,321	1,245,884,012

 The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30, 2026 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2026	06/30/2025

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(5,409,622)	30,461,629

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	5,187,606	(28,700,997)
Impairment losses on financial assets	(402)	(2,126)
Difference in gold and foreign currency quotations	(230,593)	(43,729)
Interest on loans and other financing	(4,578,643)	(1,660,917)
Result for exposure to changes in currency purchasing power	5,740,974	1,091,566
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	(219,347)	(357,877)
Result from write-off of assets measured at amortized cost	(418,980)	(12,875)

(Increases) / decreases from operating assets:
Other debt securities	(22,592,222)	4,731,684
Other assets	32,356,870	1,482,005

Increases / (decreases) from operating liabilities:
Other liabilities	(298,799)	(748,374)
Income Tax Payments	(4,492,095)	(370,440)

NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	5,044,747	5,869,549

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	-	(17,238)
Dividends received	-	38,298,455

TOTAL INVESTMENT ACTIVITIES (B)	-	38,281,217

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	-	(38,420,490)

NET CASH USED IN FINANCING ACTIVITIES (C)	-	(38,420,490)
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(4,268,408)	(622,198)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(1,241,973)	(425,638)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	(465,634)	4,682,440
Cash and cash equivalents at the beginning of the period (Note 2)	1,552,460	912,653
Cash and cash equivalents at the end of the period (Note 2)	1,086,826	5,595,093

The accompanying notes and schedules are an integral part of the Separate Consensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate condensed interim financial statements have been approved by the Company’s Board of Directors at its meeting on August 10, 2026.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These separate condensed interim financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the BCRA, which is based on IFRS Accounting Standards issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC), for entities under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 10,853 million and 13,032 million would have been recorded in the Group’s assets as of June 30, 2026 and December 31, 2025, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 512 million and 12,640 million would have been recorded in the Group’s equity as of June 30, 2026 and December 31, 2025, respectively.

In accordance with IAS 34, the interim financial information will include an explanation of events and transactions occurring since the end of the last annual reporting period that are significant to understanding the changes in the Group's financial position, financial performance, and cash flows, with the objective of updating the information in the latest financial statements for the year ended December 31, 2025 (hereinafter, "annual financial statements"). Therefore, these separate condensed interim financial statements do not include all the information required in full financial statements prepared in accordance with International Financial Reporting Standards. For a proper understanding of the information included herein, they should be read in conjunction with the annual financial statements.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate condensed interim financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

1.1.1 Going concern

As of the date of these separate condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, the present separate condensed interim financial statements as of June 30, 2026 have re-expressed.

1.1.3. Comparative information

The balances for the year ended December 31, 2025 and for the six-month period ending June 30, 2025 that are presented in these consolidated financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of June 30, 2026.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of June 30, 2025 and December 31, 2025 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the period ended June 30, 2026 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended June 30, 2026:

(a) Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they will update the disclosures for equity instruments designated at fair value through other comprehensive income. The modifications were effective for fiscal years beginning on or after January 1, 2026, and no significant impacts have occurred.

The changes that have not entered into force as of June 30, 2026:

(a) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the exposure in the Group's financial statements is being assessed.

(b) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted.  The Group does not expect any impact from the implementation of this standard.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.2.b includes a description of how the Group defines when a significant increase in credit risk has occurred.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for the measurement of PCEs, with respect to what was reported in the financial statements as of December 31, 2025.

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c)  Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated.

(d) Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e) Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and the share's performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 11.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2026	12/31/2025	06/30/2025	12/31/2024
Cash and due from banks	462,774	230,041	469,221	407,879
Other financial assets	253,240	606,658	4,781,895	504,774
Other debt securities	370,812	715,761	343,977	-
Cash and cash equivalents	1,086,826	1,552,460	5,595,093	912,653

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2026	12/31/2025	06/30/2025	12/31/2024
Cash and due from Banks
As per Statement of Financial Position	462,774	230,041	469,221	407,879
As per the Statement of Cash Flows	462,774	230,041	469,221	407,879
Other financial assets
As per Statement of Financial Position	4,131,958	4,814,893	4,871,700	506,972
Other financial assets not considered as cash equivalents	(3,878,718)	(4,208,235)	(89,805)	(2,198)
As per the Statement of Cash Flows	253,240	606,658	4,781,895	504,774
Other debt securities
As per Statement of Financial Position	46,257,562	18,439,312	5,872,761	8,374,658
Other financial assets not considered as cash equivalents	(45,886,750)	(17,723,551)	(5,528,784)	(8,374,658)
As per the Statement of Cash Flows	370,812	715,761	343,977	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

3.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of June 30, 2026 and December 31, 2025:

Portfolio of instruments at 06/30/2026	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	44,563,084	-	-	44,563,084
Other financial assets	4,131,958	-	-	4,131,958
Total Assets	48,695,042	-	-	48,695,042

Portfolio of instruments at 12/31/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	13,973	420,762	-	434,735
Other financial assets	4,814,893	-	-	4,814,893
Total Assets	4,828,866	420,762	-	5,249,628

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2026 and December 31, 2025:

Other Financial Instruments as of 06/30/2026	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	462,774	462,774	462,774	-	-
Other Debt securities	1,694,478	1,724,349	1,724,349	-	-
Total Assets	2,157,252	2,187,123	2,187,123	-	-

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	230,041	230,041	230,041	-	-
Other Debt securities	18,004,577	17,986,166	17,986,166	-	-
Total Assets	18,234,618	18,216,207	18,216,207	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2026	Book value at 12.31.2025
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	860,821,563	848,906,655	874,063,163
Sofital S.A.U.F e I.	Ord.	1	21,543,880	Financial operations and securities. adm	21,544	40,055,917	26,540,486	28,165,345
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	28,186,995	9,650,916	22,410,022
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Marketing of products and services	1,340	1,719,422	1,633,451	2,590,161
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	29,091,312	27,586,336	21,570,483
Micro Lending S.A.U.	Ord.	1	4,891,042	Financial investments	4,891	469,722	469,722	581,275
IOL Holding S.A.	Ord.	1	2,392,362,384	Own settlement and clearing agent	69,323,484	159,117,089	162,201,205	157,859,563
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Representation	61,599	5,206,274	4,958,506	7,675,974
Supervielle Securities S.A.U..(1)	Ord.	1000	55,027	Financial activity	55,027	8,988,565	8,988,565	6,090,101
Total investments in subsidiaries, associates and joint ventures							1,090,935,842	1,121,006,087

(1)	On July 6, 2026, at an Extraordinary General Meeting, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ as of the date of presentation of these financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	06/30/2026	12/31/2025
5.1 Cash and due from banks
Financial institutions and correspondents	462,774	230,041
	462,774	230,041
5.2 Other financial assets
Investments in mutual funds	253,240	606,658
Alaya Investment	3,777,268	4,172,812
Miscellaneous Debtors	101,450	35,423
	4,131,958	4,814,893

5.3 Other debt securities
Unsubordinated debt securities	-	420,762
Public securities	46,257,562	18,018,550
	46,257,562	18,439,312

5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	848,906,655	874,063,163
Sofital S.A.U.F e I.	26,540,486	28,165,345
Supervielle Asset Management S.A.	9,650,916	22,410,022
Espacio Cordial de Servicios S.A.	1,633,451	2,590,161
Supervielle Seguros S.A.	27,586,336	21,570,483
Micro Lending S.A.U.	469,722	581,275
Supervielle Broker de Seguros S.A.	4,958,506	7,675,974
Supervielle Securities S.A.U.	8,988,565	6,090,101
IOL Holding S.A.	162,201,205	157,859,563
	1,090,935,842	1,121,006,087
5.5 Intangible Assets
Goodwill – Business combination	31,613,118	31,613,118
	31,613,118	31,613,118
5.6 Other non-financial assets
Dividends receivable	142,563	378,036
Commissions to be collected	298,612	174,661
Credit with subsidiaries	1,577,933	-
	2,019,108	552,697

5.7 Other non-financial liabilities
Compensation and social charges payable	106,709	100,137
Miscellaneous creditors	116,214	421,583
	222,923	521,720

	Six-month period ending on		Three-month period ending on

	06/30/2026	06/30/2025	06/30/2026	06/30/2025
5.8 Interest income
Interest earned	71	30	34	14
Result by tenure - Government bonds valued at cost	1,986,379	34,852	1,986,635	19,725
Result from TP operations	131,147	-	131,147	-
Result by holding - marketable bonds	(42,203)	221,139	(26,586)	143,601
Profit per holding - TP at amortized cost	2,503,249	1,404,896	895,512	780,864
	4,578,643	1,660,917	2,986,742	944,204

5.9 Net from financial instruments at fair value through profit or loss
Income from mutual funds	173,711	357,877	132,027	329,213
Income from Alaya investment	45,636	-	251,288	-
	219,347	357,877	383,315	329,213

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on

	06/30/2026	06/30/2025	06/30/2026	06/30/2025
5.10 Other operating income
Subsidiaries’ advisory fees	1,827,920	2,428,379	878,431	1,168,519
Royalties	2,452	3,257	1,178	1,590
Other income	-	12,868	-	12,868
Reassess retirement insurance contributions	-	30,733	-	16,127
Commissions from foreign sources	254,057	994,222	216,528	850,196
	2,084,429	3,469,459	1,096,137	2,049,300
5.11 Personnel expenses
Personnel expenses	354,922	727,141	171,949	383,034
	354,922	727,141	171,949	383,034
5.12 Administration expenses
Bank expenses	9,876	3,046	5,792	1,883
Professional fees	669,470	681,860	534,437	585,300
Directors and syndics’ fees	519,413	544,507	244,662	315,149
Taxes, fees and contributions	32,022	135,276	32,067	118,841
Office expenses and services	38,166	32,330	10,892	12,477
Other expenses	288,002	251,855	176,710	139,079
	1,556,949	1,648,874	1,004,560	1,172,729
5.13 Other operating expenses
Turnover tax from Service Activities	91,519	121,582	43,981	58,506
Turnover tax from Financial Activities	9,996	15,210	6,794	13,040
Personal Assets Tax on Shares and Corporate Participations	-	155,332	-	155,332
Compensatory interest	50	896	49	896
	101,565	293,020	50,824	227,774
5.14 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	(32,960,530)	(3,503,675)	(2,250,468)	1,013,492
Results from equity investment in Supervielle Asset Management S.A.	9,195,532	12,052,941	4,805,436	6,681,164
Results from equity investment in Sofital S.A.U.F e I.	51,349	788,623	523,285	469,912
Results from equity investment in Espacio Cordial de Servicios S.A.	(956,711)	341,899	(445,154)	68,457
Results from equity investment in Supervielle Seguros S.A.	6,005,840	7,064,552	3,676,284	3,798,788
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	2,976,831	2,467,760	1,473,219	1,273,354
Results from equity investment in Micro Lending S.A.U.	(111,552)	(13,633)	(4,699)	(68,684)
Results from equity investment in Fideicomiso Fintech	-	(73,556)	-	15,955
Results from equity investment in Supervielle Securities S.A.U.	2,898,464	(158,970)	1,200,615	7,062
Results from equity investment in IOL Holding S.A.	7,713,171	9,735,056	3,594,811	4,702,090
	(5,187,606)	28,700,997	12,573,329	17,961,590

6.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of June 30, 2026 and December 31, 2025, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				06/30/2026		12/31/2025
				Direct	Direct and indirect	Direct	Direct and indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, piso 16, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Avda. Gral. San Martín 731, 1° piso	Trading of products and services	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				06/30/2026		12/31/2025
				Direct	Direct and indirect	Direct	Direct and indirect
		- Mendoza – Argentina
Supervielle Seguros S.A.	Controlled	Reconquista 320, Piso 1, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, piso 16, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2° piso, Unidad Funcional 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, piso 15, C.A.B.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlled	Gral Dr. Arturo J Baliñas 1145 Piso 6. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, piso 1, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U. (in dissolution) (3)	Controlled	San Martin 344, piso 16. C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Securities S.A.U(2)	Controlled	Bartolomé Mitre 434, piso 5. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 06/30/26 and 12/31/25.

(2) At an Extraordinary General Meeting on July 6, 2026, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ (General Inspectorate of Justice) as of the date of presentation of these financial statements.

(3) On March 11, 2026, through Minute No. 89, the Board of Directors of Bolsillo Digital S.A.U. (in dissolution) resolved the early dissolution and liquidation of the company. On May 29, 2026, the liquidation of the company's remaining assets was carried out, and as of the date of issuance of these consolidated interim condensed financial statements, the liquidation process is pending registration with the GIJ.

The net worth and results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of June 30, 2026
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	8,319,551,694	7,458,730,131	860,821,563	(33,531,827)
Supervielle Asset Management S.A. (4)	35,394,356	7,207,361	28,186,995	4,619,749
Sofital S.A.U.F. e I. (4)	40,098,823	42,906	40,055,917	(681,920)
Espacio Cordial de Servicios S.A.	3,442,024	1,722,602	1,719,422	(1,007,063)
Micro Lending S.A.U.	1,077,256	607,534	469,722	(108,574)
Portal Integral de Inversiones S.A.U. (3)	7,011,217	3,962,229	3,048,988	1,973,614
InvertirOnline S.A.U.	475,585,731	408,323,987	67,261,744	9,108,797
IOL Holding S.A. (3)	159,118,099	1,010	159,117,089	25,962,390
IOL Agente de Valores S.A.	1,472,006	162,062	1,309,944	(396,355)
Supervielle Seguros S.A. (2)	51,474,561	22,383,249	29,091,312	13,330,807
Supervielle Productores Asesores de Seguros S.A.	6,484,826	1,278,552	5,206,274	3,125,577
Supervielle Securities S.A.U. (3)	36,242,252	27,253,687	8,988,565	2,898,462

          (1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for twelve months.

(3) On July 6, 2026, at an Extraordinary General Meeting, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ as of the date of presentation of these financial statements.

(4) Balances as of March 31, 2026.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	8,649,342,730	7,760,794,676	888,548,054	(132,647,708)
Supervielle Asset Management S.A.	30,659,066	7,091,821	23,567,245	23,110,262
Sofital S.A.U. F. e I.	40,696,663	8,357	40,688,306	(1,323,631)
Espacio Cordial de Servicios S.A.	3,863,080	1,136,595	2,726,485	2,406
Micro Lending S.A.U.	1,193,913	612,638	581,275	(128,351)
Portal Integral de Inversiones S.A.U.	7,011,217	3,962,229	3,048,988	1,973,614
InvertirOnline S.A.U.	477,026,330	418,873,383	58,152,947	22,138,531
IOL Holding S.A.	159,118,099	1,010	159,117,089	25,962,390
IOL Agente de Valores S.A.	1,472,006	162,062	1,309,944	(396,355)
Supervielle Seguros S.A. (2)	42,053,675	19,235,112	22,818,563	7,058,059
Supervielle Productores Asesores de Seguros S.A.	9,733,135	1,673,605	8,059,530	6,579,879
Bolsillo Digital S.A.U. (in dissolution)	7,678	-	7,678	(5,376)
Supervielle Securities S.A.U. (3)	13,419,880	7,329,778	6,090,102	(422,205)

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

(3) On July 6, 2026, at an Extraordinary General Meeting, the change of name to Supervielle Securities S.A.U. was discussed. This change is pending registration with the GIJ as of the date of presentation of these financial statements.

As of June 30, 2026 and December 31, 2025, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	06/30/2026	12/31/2025

Cash and due from banks
Banco Supervielle S.A.	39,704	56,150
InvertirOnline S.A.U.	-	21
	39,704	56,171

Other financial assets
Espacio Cordial Servicios S.A.	3,194	3,732
	3,194	3,732
Other non-financial assets
IOL Holding S.A.	1,577,933	-
	1,577,933	-
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	978	1,124
	978	1,124

As of June 30, 2026 and 2025, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	06/30/2026	06/30/2025
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	71	30
	71	30

Other operating income
Banco Supervielle S.A.	1,782,624	2,368,205
Sofital S.A.U. F. e I.	2,858	3,796
Supervielle Asset Management S.A.	28,086	37,312
Espacio Cordial de Servicios S.A.	16,804	22,324
	1,830,372	2,431,637
Administrative expenses
Bank expenses – Banco Supervielle S.A.	7,045	395
Rent – Banco Supervielle S.A.	20,121	20,618

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Legal and accounting consultancy services - Banco Supervielle S.A.	4,177	2,927
Fees for market operations - SAN	9,256	12,865
	40,599	36,805

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2026, is as follows:

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1st. Quarter	4,131,958	2,019,108	5,240,135	-	222,923
2nd. Quarter	-	-	-	-	-
3rd. Quarter	-	-	-	-	-
4th. Quarter	-	-	-	-	-
More than one period	-	-	-	12,855	-
Subtotal to be expired	4,131,958	2,019,108	5,240,135	12,855	222,923
No time limit	-	-	0	0	0
Of expired term	-	-	0	0	0
Total	4,131,958	2,019,108	5,240,135	12,855	222,923
The fixed fee	-	-	-	-	-
The variable rate	253,240	-	-	-	-
No earn interest	3,878,718	2,019,108	5,240,135	12,855	222,923
Total	4,131,958	2,019,108	5,240,135	12,855	222,923

8.	CAPITAL STOCK

As of June 30, 2026, and 2025, the capital stock net of own shares held by 4,940 and 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2026	437,731
Capital stock as of 06/30/2025	437,731

In accordance with the Company's bylaws, any transfer of shares or circumstance that could change their rating or alter their shareholding structure must be reported to the Central Bank of Argentina (BCRA).

The following details the Treasury Share Acquisition Program (figures in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors resolved to approve a Treasury Share Acquisition Program with a maximum investment of 2,000,000 pesos or the lesser amount resulting from the acquisition of up to 10% of the share capital. The price to be paid for the shares was up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of ARS 138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the effective date of the program, subject to any renewal or extension of the term approved by the Board of Directors. The approved share program did not imply any obligation on the part of the Group to acquire a specific number of shares.

On September 13, the Board of Directors of Grupo Supervielle S.A. approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of ARS 155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

Subsequently, on December 27, 2022, the Board of Directors of Grupo Supervielle S.A. The Board approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

maximum of ARS 200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a new share buyback program for the Group in accordance with Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program due to the current national macroeconomic context and considering that Grupo Supervielle's shares do not reflect the true value of the company's assets or their potential value.

The terms and conditions for acquiring treasury shares under the Program were as follows: (i) maximum investment amount: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange; and (iv) acquisition period: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the period, which will be communicated to the public through the same medium.

Subsequently, on May 7, 2024, Grupo Supervielle approved modifying the terms and conditions of its treasury share purchase program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in effect as previously approved.”

The terms and conditions for the purchase of treasury shares under the Program were as follows: (i) maximum investment amount: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved modifications to the terms and conditions of its treasury stock purchase program as follows: “The maximum investment amount will be $8,000,000 (eight billion pesos) or the lesser amount resulting from the acquisition of up to 10% of the share capital, including, for the purpose of calculating said percentage, the shares that the Company already holds in its portfolio” and “The amount of the acquisitions may not exceed 25% of the average daily trading volume of the Company's shares during the previous 90 business days, in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily trading volume of the shares during the indicated period in the two markets in which it operates (Bolsas y Mercados Argentinos and the New York Stock Exchange).”

On July 8, 2024, Grupo Supervielle concluded its Treasury Share Purchase Program. Under the second program, Grupo Supervielle acquired a total of 4,940,665 Class B shares of ByMA, achieving 99.78% program execution and 1.0818% of the share capital. Grupo Supervielle acquired a total of 18,991,157 Class B shares, representing 4.1581% of the share capital.

In the statement of changes in equity, the par value of the repurchased shares is presented as "treasury shares" and its restatement as "comprehensive adjustment of treasury shares." The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is presented as "cost of treasury shares."

As of June 30, 2026, in accordance with the provisions of Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 14,050,492 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the period of three (3) years since their acquisition —carried out between August 3, 2022 and February 10, 2023, the aforementioned own shares remained in the portfolio without having been alienated nor having adopted an assembly resolution regarding their destination, as required by the applicable regulations.

The acquisition cost of these shares amounted to 15,243,138 thousand pesos (a figure expressed in constant currency). In accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (2013 and amendments), while these shares remain in treasury, there is a restriction on the distribution of unallocated profits and unrestricted reserves up to the amount of said cost.

As of the date of publication of these consolidated interim condensed financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in its portfolio, representing 1.1161% of the Group's share capital.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

9.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2025.

10.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As a result of the program to buy own shares of June 30, 2026, the Company has 4,940,665 own shares in its portfolio. The cost of acquiring these amounted to 15,243,138thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

11.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

a. Stock Option

A stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of June 30, 2026, the Issuer had granted options for 12,608,457 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of June 30, 2026, 5,098,543 shares were available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to 7 or 8 years, as applicable, from the date they are granted.

The following table shows the number of call options granted, cancelled, and the weighted average exercise price:

	06/30/2026
	Number of purchase options	Weighted average fair value per share
At the beginning of the period	13,132,218	1.249 (*)
Awarded during the period	506,681	2.103
Cancelled during the period	(1,030,442)	0.948
At the end of the period	12,608,457	1.326

	12/31/2025
	Number of purchase options	Weighted average fair value per share (*)
At the beginning of the year	-	-
Awarded during the year	13,132,218	1.249
At the end of the year	13,132,218	1.249

(*) value expressed in historical currency

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended June 30, 2026, was 1.326.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the period ended June 30, 2026, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 2,780,659.

12.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

The Group operates in a complex economic environment, both domestically and internationally.

During 2025, GDP registered a year-on-year increase of 4.4%, driven by investment (16.4%), private consumption (7.9%), exports (7.6%), and, to a lesser extent, public consumption (0.4%). Imports rose by 27%, reflecting the reopening of trade and increased demand for inputs and capital goods. Economic activity continued to register positive variations throughout 2026. The Monthly Economic Activity Estimator (EMAE) accumulated an increase of 1.7% through May compared to the same period in 2025, with uneven performance across sectors.

After closing 2024 with an inflation rate of 117.7%, the year-on-year variation for 2025 was 31.5%, while in the first six months of 2026 it accumulated a variation of 16.8%, reflecting a slowdown in the rate of inflation compared to previous years.

At the end of 2025, the Central Bank of Argentina (BCRA) announced a change in its monetary and exchange rate policy, effective from January 1, 2026, incorporating the accumulation of international reserves as one of its objectives. The new framework is based on two pillars: first, the exchange rate band limits are adjusted monthly according to the latest inflation data with a two-month lag; second, the BCRA implements a reserve purchase program conditioned by the demand for money and the liquidity of the foreign exchange market. In the first six months of 2026, the BCRA purchased USD 11.175 billion. In this way, the accumulated amount of purchases exceeded in June the annual reserve accumulation target originally planned for the whole year, estimated at approximately USD 10 billion.

Internationally, the first half of 2026 was characterized by increased financial volatility associated with the conflict in the Middle East, temporary restrictions on commercial traffic through the Strait of Hormuz, and their effects on international energy prices. This context generated risks to global financial conditions, inflation, and capital flows to emerging economies. In Argentina, these factors combined with the global strengthening of the dollar and contributed to a moderate depreciation of the peso against the US dollar in June, following the appreciation observed for much of the first half of the year, in line with the trend seen in other emerging economies.

In the financial sphere, international rating agencies upgraded Argentina's sovereign debt rating in foreign currency during June. In this context, the country risk decreased and fell below 450 basis points, reaching its lowest levels since 2018. Simultaneously, various multilateral organizations moved forward with guarantee schemes designed to facilitate access to external financing.

The Group's Management continuously monitors the evolution of variables that affect its business in order to define its course of action and identify potential impacts on its equity and financial position. These consolidated interim condensed financial statements should be read in light of these circumstances.

13.	SUBSEQUENT EVENTS

On August 7, 2026, Banco Supervielle S.A. issued its Class W negotiable obligations at a fixed rate of 5.50%, maturing on August 7, 2028 (24 months from the issuance and settlement date), for a nominal value of USD 11,775,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class W Negotiable Obligations will be fully repaid in a single payment on the maturity date, and interest will be payable semi-annually on the following dates: February 7, 2027, August 7, 2027, February 7, 2028, and on the maturity date.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

On August 7, 2026, Banco Supervielle S.A. The company issued Class X negotiable notes at a fixed rate of 3.50%, maturing on August 7, 2027 (12 months from the issuance and settlement date), with a nominal value of USD 46,625,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class X Negotiable Notes will be fully repaid in a single payment on the maturity date, and interest will be payable semi-annually on the following dates: February 7, 2027, and on the maturity date.

Furthermore, there are no events or transactions that occurred between the year-end and the date of issuance of the separate financial statements that could significantly affect the Group's equity and financial position or its results as of the end of the current period.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 06/30/2026	Book value 12/31/2025
OTHER DEBT SECURITIES
From the country
Measured at fair value with changes in OCI

Public bonds
Bono Rep. Argentina Usd Step Up 2030 – AL30	-	13,973
Bono del Tesoro Nacional Tamar En Pesos Vto 26/02/2027	20,214,704	-
Bono del Tesoro Nacional Tamar En Pesos Vto 26/06/2029	8,050,680	-
Bono del Tesoro Nacional Tamar En Pesos a Tasa Dual Vto 30/06/2030	14,391,000	-
Bono Tesoro Nacional Tasa Dual CER 14/12/2029	1,906,700	-

Private securities
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 - SPC10	-	420,762

Measurement at amortized cost
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2027 – TZXM7	-	1,965,664
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026 – TZXO6	536,215	504,615
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2026 – TZXM6	-	1,643,607
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026 - T13F6	-	715,761
Letra del Tesoro Nacional tasa TAM Vto 30/4/2026 – M30A6	-	7,544,025
Letra del Tesoro Nacional en $ ajust. CER a desc. Vto 29/5/26 – X29Y6	-	5,630,905
Bono del Tesoro Nacional En Pesos a Tasa Dual vto 15/09/2026	370,813	-
Bono Del Tesoro Nacional Tamar En Pesos vto 26/02/2027	787,450	-

Total other debt securities	46,257,562	18,439,312

Total	46,257,562	18,439,312

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount 06/30/2026	Valor residual al 12/31/2025
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the year	At the end of the period
Goodwill	31,858,238	-	-	31,858,238	(245,120)		-	-	(245,120)	31,613,118	31,613,118
Total	31,858,238	-	-	31,858,238	(245,120)		-	-	(245,120)	31,613,118	31,613,118

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 06/30/2026	As of 12/31/2025
ASSETS
Cash and Due from Banks	178,599	214,982
Other Debs Securities	-	434,735
Other financial assets	3,777,268	4,172,812
TOTAL ASSETS	3,955,867	4,822,529

LIABILITIES
Other non-financial liabilities	14,530	105,312
TOTAL LIABILITIES	14,530	105,312

NET POSITION	3,941,337	4,717,217

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 24, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer